    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1997


                                                      REGISTRATION NO. 333-33285
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                STONERIDGE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 OHIO                             3714                           34-1598949
   (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER IDENTIFICATION
             INCORPORATION)            CLASSIFICATION CODE NUMBER)                NUMBER)

                            9400 EAST MARKET STREET
                               WARREN, OHIO 44484
                                 (330) 856-2443

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                CLOYD J. ABRUZZO
                                STONERIDGE, INC.
                            9400 EAST MARKET STREET
                               WARREN, OHIO 44484
                                 (330) 856-2443

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

                        Copies of all correspondence to:

                AVERY S. COHEN, ESQ.                                 HOWARD S. LANZNAR, ESQ.
               BAKER & HOSTETLER LLP                                 LAWRENCE D. LEVIN, ESQ.
             3200 NATIONAL CITY CENTER                                KATTEN MUCHIN & ZAVIS
               1900 EAST NINTH STREET                            525 W. MONROE STREET, SUITE 1600
               CLEVELAND, OHIO 44114                               CHICAGO, ILLINOIS 60661-3693
                   (216) 621-0200                                         (312) 902-5200

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement covers the registration of and contains a form of prospectus relating to each of (i) an offering in the United States and Canada (the "U.S. Offering") of 5,557,500 Common Shares of Stoneridge, Inc. (which number includes 877,500 shares subject to the U.S. Underwriters' overallotment option), and (ii) a concurrent international offering outside the United States and Canada (the "International Offering" and together with the U.S. Offering, the "Offering") of 1,170,000 Common Shares of Stoneridge, Inc. The prospectuses will be identical in all respects except that each will contain different front cover pages.

     This Registration Statement also covers the registration of and contains a form of prospectus (the "Company Prospectus") relating to the offering (the "Company Offering") of Common Shares directly by the Company to certain directors, executive officers and other management employees of the Company. The amount of the Company Offering will not be less than $6.5 million. Based on an assumed initial public offering price of $16.00 per share (less $1.08 per share of assumed underwriting discounts and commissions), the minimum Company Offering would be 435,657 Common Shares. The Company Prospectus is identical in all respects to the other prospectuses except for (i) the front cover page of the Company Prospectus and (ii) the fact that the information in "Underwriters" is not applicable to purchases pursuant to the Company Prospectus. The alternative pages for the prospectuses are included herein.

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, the prospectuses in the forms in which they are used after the Registration Statement becomes effective will be filed with the Securities and Exchange Commission.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)

Issued October 1, 1997


                                5,850,000 Shares

                                STONERIDGE, INC.
                                 COMMON SHARES
                               ------------------

   All of the 5,850,000 Common Shares offered hereby are being offered by the Company. Of the 5,850,000 Common Shares being offered, 4,680,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,170,000 shares are being offered initially outside the United States and Canada by the International Underwriters. Prior to the Offering there has been no public market for the Common Shares of the Company. Between approximately $81,000,000 and $85,000,000 of the net proceeds of the Offering will be used to make a distribution of previously taxed but undistributed earnings to the
    Company's pre-Offering shareholders. See "S Corporation Distribution and Management Reinvestment." It is currently anticipated that the initial public offering price per Common Share will be between $15 and $17. See "Underwriters"
  for a discussion of the factors to be considered in determining the initial public offering price.

In addition to the 5,850,000 Common Shares being offered hereby, 435,657 Common Shares are being offered directly by the Company concurrently herewith to certain directors, executive officers and other management employees of the Company. See "S Corporation Distribution and Management Reinvestment."
     Upon completion of the Offering, the Company's executive officers, directors and their families will collectively own approximately 68%
      of the outstanding Common Shares of the Company. Consequently, these persons will be able to determine the outcome of any matter subject to a vote of the Company's shareholders, including the election of directors.
                            ------------------------

THE COMMON SHARES HAVE BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "SRI."
                            ------------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                               PRICE $   A SHARE
                            ------------------------

                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                             PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                       ------------------    ------------------    ------------------
Per Share..........................            $                     $                     $
Total(3)...........................            $                     $                     $

---------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company, estimated at $1,200,000.

    (3) The Company has granted the U.S. Underwriters an option exercisable within 30 days of the date hereof, to purchase up to an aggregate of 877,500 additional Common Shares at the price to public, less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
        and proceeds to Company will be $        , $        , and $        ,
        respectively. See "Underwriters."
                               ------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that
delivery of the Common Shares will be made on or about October   , 1997 at the
offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                               ------------------

MORGAN STANLEY DEAN WITTER                          DONALDSON, LUFKIN & JENRETTE
                                                       Securities Corporation
               , 1997

     The Company's Prospectus contains a two page gate fold after the front cover page. In the center of the gate fold there are pictures of a heavy duty truck, just to the left of center, a four-by-four sports utility vehicle, just to the right of center, and in between the two vehicles, the control panel of a heavy duty truck. Surrounding these three pictures are twelve boxes (1 1/2" by 2") on the left, right and bottom outer edges of the gate fold which contain pictures of the Company's principal products. On the top of the gate fold on the left hand side in large type is the word "Stoneridge" and the sentence, in smaller type, "Stoneridge is a leading independent supplier of highly engineered electrical and electronic components, modules and systems for the automotive, medium and heavy duty truck and agricultural vehicle markets." The twelve picture boxes are indexed A through L. The pictures in the center of the boxes are also indexed A through L to indicate the approximate location in the particular vehicle (or control panel) where the Company's products are incorporated. Box A is a picture of various power distribution products with the caption, Power Distribution Systems (Wiring Systems, Circuit Protectors, Connectors, Bussed Electrical Centers); Box B is a picture of various multiplex modules with the captions Multiplex Modules (Vehicle Electronic Control Units, Instrumentation, Door Multiplex systems); Box C is a picture of various modular assemblies with the caption Modular Assemblies (Instrument Panels, Seat Assemblies, Refrigeration Controls); Box D is a picture of various instrumentation with the caption Instrumentation (Electronic Instrument Panels, Clusters, Gauges, Integrated Digital Displays); Box E is a picture of various customer activated switches with the caption Customer Activated Switches (Ignition, Mirror, Headlamp); Box F is a picture of various information displays with the caption Information Displays (Diagnostic Recorders, Maintenance Data Storage, Operator Performance Monitoring); Box G is a picture of various actuator products with the caption Actuators (Power Door Lock and Four Wheel Drive); Box H is a picture of various hidden switches with the caption Hidden Switches (Door Ajar, Dome Light, Anti-theft); Box I is a picture of various electronic instrumentation and display modules with the caption Electronic Instrumentation and Display Modules (Digital Displays, Power Converters, Application Specific Modules); Box K is a picture of various power distribution products with the caption Power Distribution (Wiring Systems, Custom Connectors, Wiring Harnesses); Box J is a picture of various customer actuated switches with the caption Customer Actuated Switches (Headlights, Rear Defroster, Heated Seat) and Box L a picture of various power train switches and the caption Power Train Switches (Clutch, Brake, Auto-Stick, Transmission).

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL             , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Shares or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the Offering of the Common Shares and the distribution of this Prospectus.
                            ------------------------

     In this Prospectus, references to (i) the "Company" includes Stoneridge, Inc. and its subsidiaries, unless the context otherwise requires and (ii) "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    3
Risk Factors..........................................................................    9
The Company...........................................................................   13
Use of Proceeds.......................................................................   14
S Corporation Distribution and Management Reinvestment................................   15
Dividend Policy.......................................................................   15
Capitalization........................................................................   16
Dilution..............................................................................   17
Selected Financial Data...............................................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   20
Business..............................................................................   28
Management............................................................................   40
Principal Shareholders................................................................   45
Certain Transactions..................................................................   47
Description of Capital Shares.........................................................   48
Shares Eligible for Future Sale.......................................................   50
Certain United States Federal Tax Consequences for Non-U.S. Holders of Common
  Shares..............................................................................   52
Underwriters..........................................................................   54
Experts...............................................................................   57
Legal Matters.........................................................................   57
Additional Information................................................................   57
Index to Financial Statements.........................................................  F-1


                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, COMMON SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors." The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) no exercise of the Underwriters' overallotment option, (ii) the issuance of 435,657 Common Shares in the Company Offering (as defined herein), (iii) the recapitalization of the Company's Class A and Class B Common Shares into a single class of Common Shares to be effected prior to the Combined Offering as described under the heading "Description of Capital Shares" and (iv) completion of the Berifors acquisition and the issuance of 757,063 Common Shares in connection therewith as described under the heading "The Company."

                                  THE COMPANY

     The Company is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the automotive, medium and heavy duty truck and agricultural vehicle markets. The Company's products interface with a vehicle's mechanical and electrical systems to activate equipment and accessories, display and monitor vehicle performance, and control and distribute electrical power and signals. The Company has a leading market position in the design and manufacture of electrical and electronic modules and systems for the medium and heavy duty truck and agricultural vehicle markets. In the automotive market, the Company produces specially designed and engineered electrical and electronic component parts and modules, typically on a sole-source basis. The Company's engineers and designers work closely with customers to design, develop and manufacture components, modules and systems to address specific vehicle requirements. The Company, together with its predecessors, has long-standing relationships with its major customers, including General Motors Corporation (since 1931), Ford Motor Company (since 1930), Deere & Company (since 1965), and Navistar International Corporation (since 1941).


     Approximately 72% of the Company's 1996 net sales and 66% of net sales for the first six months of 1997 were derived from the automotive market, and approximately 27% of the Company's 1996 net sales and 33% of net sales for the first six months of 1997 were derived from the medium and heavy duty truck and agricultural vehicle markets. As discussed under "Risk Factors -- Discontinuance of Certain Contract Manufacturing Business" and "The Company," a division of General Motors has notified the Company that it is discontinuing all outsourcing of its wire harness requirements under contract manufacturing arrangements. As a result, the Company expects to exit its contract manufacturing business by approximately 1999, at which time the Company will generate substantially all of its net sales and profits from the design and manufacture of highly engineered electrical and electronic products. In 1996 and the first six months of 1997, contract manufacturing of wire harnesses for the division of General Motors accounted for 29% and 22% of the Company's sales, respectively.


     The Company's four principal product categories are:

     - Power Distribution Products. The Company designs and manufactures electrical power and signal distribution components, modules and systems, including fully integrated automotive and truck wiring systems and highly engineered products, such as power distribution panels, for the automotive, medium and heavy duty truck and agricultural vehicle markets. Power distribution systems regulate, coordinate and direct the operation of the entire electrical system within a vehicle or compartment. A significant portion of the Company's current power distribution business consists of contract manufacturing of wire harnesses for a division of General Motors. See "Business -- Contract Manufacturing."

     - Switch Products. The Company designs and manufactures integrated electronic and electromechanical switch products which include hidden switches and customer-activated switches. These switches transmit a signal to a control device which activates specific functions. Hidden switches are those switches which are not typically seen by vehicle passengers but are utilized to activate or deactivate selected functions such as brake lights, cruise control functions and electronic safety features related to air bag and anti-lock braking systems. Customer-activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters, heated seats and other accessories. The Company sells these products principally to the automotive market.

     - Instrumentation and Information Display Products. The Company designs and manufactures electronic instrument clusters, driver message centers, power conversion products, multiplexed modules and electrical systems and electronic switch modules. These products collect, store and display vehicle information, such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled, and driver messages related to vehicle performance. These products utilize state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium and heavy duty truck and agricultural vehicle markets.

     - Actuator Products. The Company designs and manufactures electromechanical actuator products that enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. These products include power door lock and four-wheel-drive actuators and are sold principally to the automotive market.

These four product categories accounted for 52%, 29%, 11% and 8%, respectively, of the Company's 1996 net sales, and 47%, 26%, 10% and 17% of the Company's net sales for the first six months of 1997.

     The Company believes that it is the leading North American manufacturer of
(i) power and signal distribution systems for the agricultural vehicle market and (ii) driver instrumentation and information display systems for the medium and heavy duty truck markets. In the automotive market, where the Company focuses on component and module design and manufacturing, the Company believes it is the largest manufacturer of pedal assembly, chassis and door mounted hidden switches in North America and Europe. In addition to the Company's leading market positions, it is typically the sole supplier of products designed, developed and manufactured by the Company for specific vehicle platforms.

     Demand for the Company's products has grown as electrical and electronic content in vehicles has increased. The Company has benefited as original equipment manufacturers ("OEMs") added more electrical features and sophisticated electronics, such as driver information displays, safety systems and comfort features. Increased use of these features on vehicles causes greater utilization of the products designed and manufactured by the Company. According to a report by The Economist Intelligence Unit, average electrical and electronic content per vehicle is expected to increase from $863 in 1995 to $1,230 in 2000, a compound annual growth rate of 7.3%.

     The Company seeks to grow primarily by leveraging its strong market positions and technical and manufacturing capabilities to provide highly engineered electrical and electronic components, modules and systems to selected segments of the markets it serves. To achieve this goal the Company intends to:
(i) focus on higher value-added systems and modules; (ii) expand new product development to increase vehicle and platform penetration; (iii) expand penetration of international markets; and (iv) pursue strategic acquisitions and alliances.

     The Company was founded in 1965 and until 1987 conducted its business primarily as a contract manufacturer of wire harnesses. In 1987, the Company embarked on a strategy to design and manufacture highly engineered electrical and electronic products and diversify its portfolio of products through acquisitions. The Company's significant acquisitions include: (i) Joseph Pollak Corporation ("Pollak"), a manufacturer of electronic and electromechanical switch products in 1988; (ii) the Transportation Electronic Division ("TED") of General Instruments, a manufacturer of power conversion modules and sophisticated instrumentation components, modules and systems in 1992; and (iii) the actuator business of Kelsey-Hayes Company ("Kelsey-Hayes") in 1995. In 1996, seeking to leverage its capabilities and diversify its OEM customer base, the Company acquired approximately 45% of Berifors AB ("Berifors"), a Sweden-based manufacturer of electronic display panels and instrumentation for the European truck and commercial vehicle markets. Effective upon the completion of the Offering, the Company expects to acquire an additional 51% of the outstanding stock of Berifors and will have an option to acquire the remaining 4% stake in 1998. As a result of this acquisition, the Company will be a worldwide supplier of instrumentation displays for heavy duty trucks to Mercedes Benz, Volvo and Scania.


     The Company's principal executive offices are located at 9400 East Market Street, Warren, Ohio 44484, and its telephone number is (330) 856-2443.

                                  THE OFFERING

Common Shares offered:
  U.S. Offering...............................  4,680,000 shares
  International Offering......................  1,170,000 shares
  Company Offering............................  435,657 shares(1)
Common Shares to be outstanding
  after the Offering..........................  21,445,287 shares(2)
Use of proceeds...............................  Between approximately $81.0 million and $85.0 million to pay the S Corporation Distribution
                                                and the remainder to repay bank debt. See
                                                "Use of Proceeds."
New York Stock Exchange symbol................  SRI

---------------

(1) The Company is offering Common Shares directly to certain directors, executive officers and other management employees of the Company at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions (the "Company Offering"). The amount of the Company Offering will not be less than $6.5 million. Based on an assumed initial public offering price of $16.00 per share (less $1.08 per share of assumed underwriting discounts and commissions), the minimum Company Offering would be 435,657 Common Shares. As used herein, the term "Combined Offering" includes both the Company Offering and the underwritten initial public offering. See "S Corporation Distribution and Management Reinvestment."

(2) Includes 757,063 Common Shares expected to be issued in the Berifors acquisition. See "The Company -- Acquisitions."

             S CORPORATION DISTRIBUTION AND MANAGEMENT REINVESTMENT

     The Company has been treated as an S corporation for federal income tax purposes. Similar elections were made in states providing for conforming laws. As a result, the Company currently pays no federal income tax and virtually no state income tax, and the earnings of the Company are subject to taxation directly at the shareholder level. Effective with the Offering, the Company's S corporation status will be terminated, and the Company will become subject to corporate income taxation as a C corporation.

     The Company intends to pay to existing shareholders a distribution of substantially all of its previously undistributed S corporation taxable income as of the date of termination of its status as an S corporation (the "S Corporation Distribution"). The previously undistributed S corporation taxable income was taxed at the shareholder level in the year the income was earned. It is not possible at this time to determine the exact amount of the S Corporation Distribution. The Company currently estimates that undistributed S corporation taxable income as of the termination of the Company's S corporation status will be between approximately $81.0 million and $85.0 million. The Company anticipates distributing substantially all of the S Corporation Distribution in connection with the Offering. The remaining balance of the S Corporation Distribution is anticipated to be paid with cash from operations after completion of the Company's 1997 income tax returns.

     Of the $81.0 million to $85.0 million S Corporation Distribution, certain directors, executive officers and other management employees of the Company (the "Management Investors"), who are pre-Offering shareholders, will receive approximately $8.0 million of the S Corporation Distribution. Concurrent with the Offering, the Management Investors will purchase Common Shares at the initial public offering price, less underwriting discounts and commissions, directly from the Company in the Company Offering (the "Management Reinvestment"). The amount of the Company Offering will not be less than $6.5 million. Based on an assumed initial public offering price of $16.00 per share (less $1.08 per share of assumed underwriting discounts and commissions), the minimum Company Offering would be 435,657 Common Shares. After the Offering, the Management Reinvestment and the Berifors acquisition, executive officers, directors and their families collectively will own approximately 68% of the Company's outstanding Common Shares and will collectively be able to control the outcome of all matters requiring a vote of shareholders.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and pro forma financial data for the Company and should be read in conjunction with the financial statements and notes related thereto and other financial information included elsewhere herein. The summary historical financial data for the years ended December 31, 1994, 1995 and 1996 are derived from the Company's financial statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The summary historical financial data for the years ended December 31, 1992 and 1993 are derived from the unaudited combined financial statements of the Company, which financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements. The summary historical and pro forma financial data for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited interim period financial statements for 1996 and 1997 have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for such periods and its financial condition as of the dates presented.

                                                                                                SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                        JUNE 30,
                                      ------------------------------------------------------   ------------------
                                      1992(1)(2)  1993(1)(2)  1994(2)   1995(3)   1996(3)(4)     1996      1997
                                      ----------  ----------  --------  --------  ----------   --------  --------
                                            UNAUDITED                                              UNAUDITED
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................   $175,586    $187,413   $225,531  $278,043   $363,748    $178,965  $218,787
  Gross profit......................     44,190      47,480     60,557    66,331     75,606      37,626    53,177
  Operating income..................     15,958      15,610     28,015    28,822     28,912      13,317    27,965
  Interest expense, net.............      2,686       2,221      2,344     2,014      4,317       1,861     1,863
  Income before income taxes........     13,272      13,389     25,671    26,808     24,595      11,456    27,835
  Net income........................   $  9,755    $  8,995   $ 26,666  $ 26,154   $ 24,071    $ 11,193  $ 27,510
                                       ========    ========   ========  ========   ========     =======  ========
PRO FORMA DATA:
  Income before income taxes........                                               $ 24,595              $ 27,835
  Provision for income taxes(5).....                                                 10,295                11,586
                                                                                   --------              --------
  Pro forma net income..............                                               $ 14,300              $ 16,249
                                                                                   ========              ========
OTHER DATA:
  Product development expense.......   $  4,342    $  5,096   $  5,997  $  6,664   $  9,263    $  5,499  $  6,011
  Capital expenditures..............     12,369       5,669      9,046    14,767     14,083      10,159     6,373
  Depreciation and amortization.....      6,251       6,696      6,870     7,979      9,966       5,118     6,138
  EBITDA(6).........................     22,209      22,306     34,885    36,801     38,878      18,435    35,836
  Cash flows provided by (used in):
    Operating activities............     11,171      12,740     25,492    29,370     25,271       9,754    35,929
    Investing activities............     (2,487)     (3,069)    (6,446)  (33,567)   (18,067)    (18,535)   (3,869)
    Financing activities............     (9,567)      9,641    (18,226)    3,407     (7,129)      8,499   (32,410)

                                                                                JUNE 30, 1997
                                                                   ----------------------------------------
                                                                                               PRO FORMA
                                                                    ACTUAL    PRO FORMA(7)   AS ADJUSTED(8)
                                                                   --------   ------------   --------------
BALANCE SHEET DATA:
Working capital..................................................  $ 38,459     $(33,684)       $ 48,343
Total assets.....................................................   183,829      188,186         209,905
Long-term debt, less current portion.............................    34,109       31,595          27,049
Shareholders' equity.............................................    99,743       23,646         121,841

---------------

(Footnotes on following page)

(Footnotes from prior page)

(1) The combined financial data presented for 1992 and 1993 includes the combined results of operations and financial position of Stoneridge, Inc., Alphabet, Inc. ("Alphabet") and Alphastac, Inc. ("Alphastac/Pollak"). All intercompany transactions and balances were eliminated from the combined financial statements of these entities.

(2) Effective January 1, 1994, Alphabet and Alphastac/Pollak were merged into Stoneridge, Inc. The merger was accounted for as a pooling of interest as the merged entities were related through common ownership. Prior to the merger, the Company and Alphabet were taxed as S corporations for federal and, where qualified, state income tax purposes. Alphastac/Pollak was taxed as a C corporation for federal and state income tax purposes prior to the merger. Accordingly, the combined operating data includes Alphastac/Pollak's recorded provisions for income taxes of $3.5 million and $4.4 million in 1992 and 1993, respectively. In conjunction with the merger on January 1, 1994, the Company recognized income of $1.4 million in the provision for income taxes as a result of the elimination of Alphastac/Pollak deferred tax liabilities.

(3) In 1995, the Company acquired the actuator business of Kelsey-Hayes. This acquisition was accounted for as a purchase. The results of operations and financial position reflect this acquisition as of November 1, 1995. In connection with the acquisition, the Company entered into a transitional services agreement with the seller for commercial and process engineering support. The term of the transitional services agreement extended from November 1995 through October 1996. In connection with the transitional services agreement, the Company recognized expenses of $0.9 million and $4.3 million in 1995 and 1996, respectively, including $2.9 million during the six-month period ended June 30, 1996. No additional expenses have been incurred since the expiration of the transitional services agreement. In addition, costs of approximately $1.0 million were incurred in 1995 in connection with the closure and sale of a contract manufacturing facility.

(4) On April 30, 1996, the Company purchased approximately 45% of the outstanding stock of Berifors. This investment was accounted for under the equity method. The results of operations and financial position reflect the investment in Berifors since April 30, 1996. In addition, 1996 operating income was adversely impacted by (i) approximately $1.0 million of start-up expenses associated with the relocation of switch production from the Boston and Stoughton, Massachusetts, locations to a new facility in Canton, Massachusetts, including costs associated with the reconfiguration and relocation of the production lines, and (ii) approximately $0.6 million of costs associated with the closure of a power distribution production facility.

(5) Upon completion of the Offering, the Company will be taxed as a C corporation for federal and state income tax purposes. Accordingly, pro forma net income reflects federal and state income taxes as if the Company had been a C corporation based on the tax rates that were in effect during the periods reported. See "S Corporation Distribution and Management Reinvestment."

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents operating income plus depreciation and amortization. EBITDA should not be considered as an alternative measure of net income, as an indicator of cash flows from operating, investing, and financing activities as determined in accordance with generally accepted accounting principles, or as a measure of the Company's liquidity or ability to meet all cash needs, but is presented to provide additional information related to the Company's debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity.

(7) Reflects an assumed $83.0 million S Corporation Distribution, an assumed $6.5 million Management Reinvestment pursuant to the Company Offering, the exercise of options to purchase 438,119 Common Shares prior to the Offering and the reinstatement of $4.4 million and $6.5 million of current deferred income tax assets and long-term deferred income tax liabilities, respectively, as a result of the termination of the Company's status as an S corporation.

(8) Gives effects to the issuance of the Common Shares in the Combined Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," and the issuance of 757,063 Common Shares in connection with the acquisition of the remaining 55% of the outstanding shares of Berifors. The Pro Forma As Adjusted Balance Sheet Data reflects the Company's investment in Berifors using the consolidation method.

                                  RISK FACTORS

     Prospective investors should consider, in addition to the information set forth elsewhere in this Prospectus, the following matters in evaluating the Company and the Common Shares offered hereby.


DISCONTINUANCE OF CERTAIN CONTRACT MANUFACTURING BUSINESS



     A division of General Motors has notified the Company that it is discontinuing all outsourcing of its wire harness requirements under contract manufacturing arrangements. The Company believes that by 1999 the General Motors division will produce in-house substantially all of its wire harnesses requirements previously supplied by the Company, although no assurance can be given that such sales by the Company will not end at an earlier date. The Company's net sales under this arrangement totaled approximately $105.6 million and $48.8 million for 1996 and for the first six months of 1997, respectively, or approximately 28.9% and 22.3% of total net sales for such periods. Sales under this arrangement contributed approximately $7.2 million and $3.4 million in operating income for 1996 and for the first six months of 1997, respectively, or 24.9% and 12.1% of total operating income for such periods. There can be no assurance that the Company will be able to offset reductions in its sales and operating profits resulting from the reduction in sales to the General Motors division. See "Business -- Contract Manufacturing."



RELIANCE ON MAJOR CUSTOMERS


     The Company is dependent on a small number of principal customers for a significant percentage of its net sales. In 1996, General Motors, Ford and Deere accounted for 39%, 18% and 10%, respectively, of the Company's net sales. The loss of any significant portion of its sales to these customers or any other significant customers would have a material adverse impact on the financial condition and results of operations of the Company. The contracts the Company has entered into with many of its customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of the Company's major customers could have a material adverse impact on the Company. The Company also competes to supply products for successor models and is subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on the financial condition and results of operations of the Company.


INDUSTRY CYCLICALITY AND SEASONALITY


     The markets for the Company's products have historically been cyclical. Because the Company's products are used principally in the production of vehicles for the automotive, heavy duty truck and agricultural vehicle markets, its sales and therefore its results of operations are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in automotive, heavy duty truck and agricultural vehicle production could adversely impact the Company. In 1996, approximately 72% of the Company's net sales were made to the automotive market and approximately 27% were derived from medium and heavy duty truck and agricultural vehicle markets.

     Demand for the Company's products has been seasonal. The Company typically experiences decreased net sales during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July for vacations and new model changeovers. The fourth quarter is also impacted by plant shutdowns for the holidays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Information."

OEM SUPPLIER CONSOLIDATION

     Since the early 1980s the OEM supply industry has undergone a significant consolidation as OEMs sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of these competitive pressures, there can be no assurance that the Company will be able to increase or maintain gross margins on product sales to OEMs.

ACQUISITION STRATEGY


     A portion of the Company's growth in sales and earnings has been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products or services. There can be no assurance that the Company will continue to identify suitable acquisition and joint venture candidates, obtain financing necessary to complete and support such acquisitions or acquire businesses on satisfactory terms, or that any business acquired by the Company, including Berifors, will be successfully integrated with the Company's operations or prove to be profitable. The Company could incur substantial indebtedness in connection with its acquisition strategy. Covenant restrictions relating to such indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and could significantly increase the Company's interest expense. The Company anticipates that acquisitions will occur in new geographic markets. Any failure to achieve successful integration of such acquisitions could have a material adverse impact on the financial condition and results of operations of the Company. See "Business -- Growth Strategy."


COMPETITION

     Markets for the Company's products are highly competitive. Quality, service, price, timely delivery, and technological innovation are the primary elements of competition. Many of the Company's competitors are more diversified and have greater financial and other resources than the Company. In addition, with respect to certain of its products, some of the Company's competitors are divisions of its OEM customers. There can be no assurance that the Company's business will not be adversely affected by competition or that the Company will be able to maintain its profitability if the competitive environment changes. See "Business -- Markets and Competition."

TECHNOLOGICAL CHANGE

     The Company's products are subject to changing technology, which could place the Company at a competitive disadvantage relative to alternative products introduced by competitors. The Company's success will depend on its ability to continue to meet customers' changing specifications with respect to performance, cost, quality and service by implementing and sustaining competitive technological advances. The Company's business may therefore require, from time to time, significant additional capital expenditures and investment in research and development and manufacturing and management information systems. There can be no assurance that the Company will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. The inability of the Company to continuously improve existing products and to develop new products and to achieve technological advances could have a material adverse impact on the financial condition and results of operations of the Company. See "Business -- Design and Engineering."

LABOR RELATIONS

     As of June 30, 1997, the Company, including Berifors, had approximately 4,000 employees, approximately 1,100 of whom were salaried and the balance of whom were paid on an hourly basis. Except for certain employees located in Chihuahua, Mexico, and Orebro and Stockholm, Sweden, the Company's employees are not represented by a union. There can be no assurance that additional employees of the Company will not be covered by collective bargaining agreements in the future or that any of the Company's facilities will not experience a work stoppage or other labor disruption. Any prolonged labor disruption involving the Company's employees or employees of the Company's customers, most of whom are covered by collective bargaining agreements, could have a material adverse impact on the financial condition and results of operations of the Company. See "Business -- Employees."

ENVIRONMENTAL AND OTHER REGULATIONS

     The Company's operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of the Company's manufacturing facilities entails risks and there can be no assurance that the Company will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     In addition, although the Company intends to conduct "Phase I" environmental testing in connection with acquisitions in the United States of acquired businesses and additional testing (if deemed appropriate under the circumstances) in order to minimize the risks of encountering material environmental problems resulting from such acquisitions, there can be no assurance that the Company will not discover material unanticipated environmental problems requiring significant expenditures for corrective action or remediation following such acquisitions. See "Business -- Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend, in part, on the efforts of its executive officers and other key employees, including Cloyd J. Abruzzo, Kevin P. Bagby, Sten Forseke, Gerald V. Pisani and David L. Thomas. In addition, the future success of the Company will depend on, among other factors, the Company's ability to continue to attract and retain qualified personnel, particularly engineering personnel. The Company does not have employment agreements with, or "key man" life insurance on, any of its employees. The loss of the services of any of its key employees or the failure to attract or retain employees could have a material adverse effect on the financial condition and results of operations of the Company. See "Management."

PRODUCT LIABILITY

     The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products results in personal injury or death, and there can be no assurance that the Company will not experience material product liability losses in the future. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in a government-imposed or OEM-instituted recall involving such products. The Company maintains insurance against such product liability claims, but there can be no assurance that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to the Company. A successful claim brought against the Company that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse impact on the financial condition and results of operations of the Company. See "Business -- Litigation."

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

     Giving pro forma effect to the Berifors acquisition, international sales accounted for approximately 9% of the Company's 1996 net sales and international assets accounted for approximately 16% of the Company's assets as of December 31, 1996. International sales and operations are subject to significant risks, including political and economic instability, restrictive trade policies, economic conditions in local markets, the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws. Additionally, to the extent any portion of the Company's net sales and expenses are denominated in currencies other than U.S. dollars, changes in exchange rates could have a material adverse impact on the financial condition and results of operations of the Company. Less than one percent of the Company's net sales and expenses for 1996 and the first six months of 1997 are denominated in currencies other than U.S. dollars. The Company does not currently engage in currency hedging programs.

CONTROL BY PRINCIPAL SHAREHOLDERS

     Following the completion of the Combined Offering and assuming completion of the Berifors acquisition, D.M. Draime, Draime family members and family trusts (collectively, the "Draime Family") are expected to own approximately 61% of the outstanding Common Shares (or approximately 58% if the Underwriters' overallotment option is exercised in full). As a result of such ownership, the Draime Family will be able to elect all of the directors of the Company and to control the Company's affairs. See "Principal Shareholders."

DILUTION

     The initial public offering price is substantially higher than the net pro forma as adjusted tangible book value per share of the Common Shares. Accordingly, purchasers of the Common Shares offered hereby will incur immediate and substantial dilution in tangible book value per share of the Common Shares of $12.54, assuming an initial public offering price of $16.00 per Common Share. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately upon consummation of the Combined Offering, the Company will have outstanding 21,445,287 Common Shares (22,322,787 if the Underwriters exercise in full their overallotment option). Of such Common Shares 6,285,657 (7,163,157 if the Underwriters exercise in full their overallotment option) will have been sold in the Combined Offering and will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any of those Common Shares owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act, which sales will be subject to the volume limitations and certain other restrictions set forth in Rule 144. The sale of any substantial number of Common Shares following the Combined Offering could have a material adverse impact on the market price of the Common Shares. The Company and its directors, officers and current shareholders have agreed not to sell, offer for sale, or otherwise dispose of any Common Shares, subject to certain exceptions, for a period of 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Upon expiration of the 180 days, an aggregate of approximately 14 million Common Shares will be eligible for sale by existing shareholders, subject in the case of affiliates to the volume and manner of sale limitations imposed by Rule 144. See "Shares Eligible for Future Sale" and "Underwriters."

DETERMINATION OF OFFERING PRICE AND ABSENCE OF PUBLIC MARKET

     Prior to the Combined Offering, there has been no public market for the Common Shares. Consequently, the initial public offering price has been determined by negotiation among the Company and the Representatives of the Underwriters based upon factors described under the caption "Underwriters." The stock market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Shares without regard to the operating performance of the Company. In addition, the Company believes that factors such as changes in earnings estimates by analysts, quarterly fluctuations in the financial results of the Company or its competitors, general conditions in the industry, the overall economy and the financial markets could cause the price of the Common Shares to fluctuate substantially. There can be no assurance that an active trading market in the Common Shares will develop subsequent to the Combined Offering or, if developed, that it will be sustained. See "Underwriters."

ANTI-TAKEOVER PROVISIONS

     Certain provisions in the Company's Second Amended and Restated Articles of Incorporation and its Amended and Restated Code of Regulations could have the effect of making more difficult or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. These include the existence of authorized but unissued preferred shares containing such terms as the Board of Directors may approve, which could be issued by the Company's Board of Directors without shareholder approval. In addition, certain provisions of Ohio law could have the effect of deterring hostile takeovers or delaying, deterring or preventing a change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over current market prices. See "Description of Capital Shares -- Certain Provisions of Ohio Law."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve substantial known and unknown risks and uncertainties. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those in the forward-looking statement as a result of various factors. Actual results could differ materially from those expressed or implied in the forward-looking statements.

                                  THE COMPANY

     The Company was formed in 1965 as a manufacturer of wire harnesses for the agricultural vehicle market. Following expansion in 1977 into the automotive market, sales increased from approximately $1.6 million in 1976 to $105.4 million in 1987, with approximately 90% of the Company's 1987 sales being derived from the Company's contract manufacturing arrangement with a division of General Motors. In 1987, the Company began to transition away from contract manufacturing into a value-added designer and manufacturer of highly engineered products by developing internal engineering capabilities and pursuing an acquisition program to expand product offerings. See "Business -- Contract Manufacturing."

ACQUISITIONS

     In October 1988, the Company acquired Pollak, a leading manufacturer of electronic and electromechanical switch products. In February 1992, the Company acquired TED, a manufacturer of electronic instrumentation components, modules and systems. In November 1995, the Company acquired the business, machinery and equipment, intellectual property rights and purchase contracts of the actuator business of Kelsey-Hayes. In April 1996, seeking to leverage its capabilities and diversify its OEM customer base, the Company acquired approximately 45% of Berifors, a Sweden-based manufacturer of electronic display panels and instrumentation for the European truck and commercial vehicle markets. These acquisitions were financed through credit facilities existing at the time of acquisition. As a result, interest expense increased accordingly. See Note 5 of the Notes to the Company's Financial Statements included herein, for a discussion of the covenants in the current credit facility.


     The Company expects to acquire, through a share exchange, the remaining 55% of the outstanding stock of Berifors which it does not own for an aggregate of 757,063 Common Shares, which Common Shares will represent approximately 3.5% of the Company's outstanding Common Shares after the Offering. The Company expects to issue 704,563 Common Shares in exchange for 51% of the outstanding stock of Berifors concurrent with and contingent upon completion of the Offering. The Company will have an option to acquire the remaining 4% of the outstanding Berifors stock by the issuance of 52,500 Common Shares which it expects to exercise in April 1998. As a result of this acquisition, the Company will be a worldwide supplier of instrumentation displays for heavy duty trucks to Mercedes Benz, Volvo and Scania. Berifors had net sales of $26.1 million and $36.1 million and a net loss of $1.0 million and net income of $0.3 million for 1995 and 1996, respectively, and total assets of $11.4 million and $15.2 million and long-term debt of $3.7 million and $5.6 million, as of December 31, 1995 and 1996, respectively.


PROPOSED ACQUISITION


     The Company periodically evaluates acquisition opportunities in both domestic and international markets and expects to continue to do so in the future. The Company has entered into a non-binding letter of intent to acquire 50% of the stock of a Brazilian electronic components business which specializes in vehicle security devices. The letter of intent provides for a purchase price of approximately $17.0 million, subject to certain adjustments and contingencies, including the Company's satisfactory completion of business, legal, accounting and environmental due diligence reviews, negotiation of a definitive acquisition agreement, and approval of the transaction by the Company's Board of Directors. There can be no assurance that the Company will enter into a definitive acquisition agreement or consummate such acquisition. The Company expects to use borrowings under its credit facility to fund the acquisition. As of August 30, 1997, the aggregate debt outstanding under the Company's credit facility was approximately $23.2 million. Giving pro forma effect on August 30, 1997 to the Offering, the outstanding amount under the credit facility would have been approximately $11.1 million. The Company intends to continue to pursue strategic acquisitions and alliances in both domestic and international markets. See "Use of Proceeds," "Business -- Competitive Advantages -- International Presence" and "Business -- Growth Strategy -- Expand Penetration of International Markets" and "-- Pursue Strategic Acquisitions and Alliances."

RECENT JOINT VENTURES

     On August 25, 1997, the Company entered into two joint venture agreements and a cooperation agreement with Connecto AB, a Swedish manufacturer of power distribution systems. Pursuant to the terms of the agreements, during the fourth quarter of 1997 the Company expects to pay approximately $2.4 million for a 60% interest in a Brazilian joint venture and $1.1 million for a 40% interest in a European joint venture. The joint ventures will establish production facilities in Brazil and Europe for the purpose of manufacturing and selling power distribution systems in South America and Europe, respectively. In addition, the joint ventures will pursue sales and marketing efforts for other products and services of the joint venture partners. The Company expects to finance its investments in the joint ventures through borrowings under the Company's credit facility. The cooperation agreement provides for the sharing of information and technical know-how in product development.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Combined Offering are estimated to be approximately $92.6 million (approximately $105.7 million if the Underwriters' overallotment option is exercised in full), assuming an initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use approximately $83.0 million of the net proceeds to fund the S Corporation Distribution and approximately $9.6 million to repay indebtedness under the Company's $125 million credit facility. The credit facility expires on June 30, 2002 and requires interest to be paid quarterly at the Company's option at either (i) the prime rate or (ii) LIBOR plus 0.75% to 2.0%, depending upon the Company's fixed charge coverage ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of Notes to the Company's Financial Statements.

     On September 15, 1997, approximately $94.3 million was available under the Company's $125 million credit facility. It is anticipated that the Company will use amounts available under its bank credit facility for working capital and general corporate purposes, including possible acquisitions. See "Risk
Factors -- Acquisition Strategy," "The Company -- Proposed Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             S CORPORATION DISTRIBUTION AND MANAGEMENT REINVESTMENT

     The Company has been treated as an S corporation for federal income tax purposes. Similar elections were made in states providing for conforming laws. As a result, the Company currently pays no federal income tax and virtually no state income tax, and the earnings of the Company are subject to taxation directly at the shareholder level. Effective with the Offering, the Company's S corporation status will be terminated, and the Company will become subject to corporate income taxation as a C corporation. Upon completion of the Offering, current deferred tax assets of $4.4 million and noncurrent deferred tax liabilities of $6.5 million (each estimated as of September 30, 1997) will be recorded with an offsetting charge to net income. This one-time net charge of $2.1 million is expected to reduce net income for the third quarter of 1997. No additional adverse tax consequences to the Company are expected to result from termination of its S corporation status.

     The Company intends to pay to existing shareholders, on a pro rata basis based on their pre-Offering ownership percentages, a distribution of substantially all of its previously undistributed S corporation taxable income as of the date of termination of its status as an S corporation (the "S Corporation Distribution"). The previously undistributed S corporation taxable income was taxed at the shareholder level in the year the income was earned. It is not possible at this time to determine the exact amount of the S Corporation Distribution. The Company currently estimates that undistributed S corporation taxable income as of the termination of the Company's S corporation status will be between approximately $81.0 million and $85.0 million. The Company anticipates distributing substantially all the S Corporation Distribution in connection with the Offering. The remaining balance of the S Corporation Distribution is anticipated to be paid after completion of the Company's 1997 income tax returns.

     Of the $81.0 million to $85.0 million S Corporation Distribution, the Management Investors, who are pre-Offering shareholders, will receive approximately $8.0 million of the S Corporation Distribution. Concurrent with the Offering, the Management Investors will purchase Common Shares at the initial offering price, less underwriting discounts and commissions, directly from the Company in the Management Reinvestment pursuant to the Company Offering. The amount of the Company Offering will not be less than $6.5 million. Based on an assumed initial public offering price of $16.00 per share (less $1.08 per share of assumed underwriting discounts and commissions), the minimum Company Offering would be 435,657 Common Shares. The Management Investors include Cloyd J. Abruzzo, Kevin P. Bagby, Richard E. Cheney, Avery S. Cohen, Sheldon J. Epstein, Earl L. Linehan, Gerald V. Pisani, David L. Thomas and thirteen other pre-Offering shareholders.

     The Company may also make a distribution to its existing shareholders following the Offering in the event that S corporation taxable income is thereafter increased due to any Internal Revenue Service audit. The Company expects to enter into an indemnification agreement with existing shareholders with respect to any income tax attributable to periods prior to the termination of the Company's S corporation status. Purchasers of Common Shares in the Offering will not participate in the S Corporation Distribution or any future S Corporation Distributions.

                                DIVIDEND POLICY

     After payment of the S Corporation Distribution, all future earnings of the Company are expected to be retained for use in its business. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, contractual restrictions, the general financial condition of the Company, and general business conditions. The Company's credit facility imposes limitations on the amounts of dividends that can be paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of the Notes to the Company's Financial Statements.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997 the Company's (i) actual capitalization, (ii) pro forma capitalization giving effect to the recapitalization of the Common Shares to be effected prior to the Offering, the exercise of options to purchase 438,119 Common Shares prior to the Offering, an assumed $83.0 million S Corporation Distribution, an assumed $6.5 million Management Reinvestment pursuant to the Company Offering, and the reinstatement of approximately $2.1 million of net deferred income tax liabilities resulting from the termination of the Company's S corporation status, and (iii) pro forma capitalization as adjusted to reflect the sale of Common Shares in the Combined Offering at an assumed initial public offering price of $16.00 per share (after deduction of underwriting discounts and estimated expenses of the Combined Offering), the application of the estimated net proceeds therefrom and the issuance of 757,063 Common Shares for the acquisition of the remaining 55% of the outstanding stock of Berifors. This table should be read in conjunction with the historical financial statements of the Company and the notes thereto which are included elsewhere in the Prospectus. See "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Shares."

                                                                        JUNE 30, 1997
                                                            --------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------     ---------     -----------
                                                              (UNAUDITED, DOLLARS IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.......................  $    200     $     200      $     200
                                                            --------     ---------      ---------
       Total short-term debt..............................  $    200     $     200      $     200
                                                            ========     =========      =========
Long-term debt:
  Term loans..............................................  $  3,928     $   3,928      $   8,964
  Revolving credit facility...............................    30,181        27,667         18,085
                                                            --------     ---------      ---------
       Total long-term debt...............................    34,109        31,595         27,049
                                                            --------     ---------      ---------
Shareholders' equity:
  Preferred shares, without par value; to be authorized:
     5,000,000 shares; issued and outstanding: none.......        --            --             --
  Class A common shares, without par value; authorized:
     32,724 shares (actual); issued and outstanding:
     15,465 shares (actual)...............................        --            --             --
  Class B common shares, without par value; authorized:
     87,276 shares (actual); issued and outstanding:
     84,937 shares (actual)...............................        --            --             --
  Common shares, without par value; authorized: 60,000,000
     shares pro forma and pro forma as adjusted; issued
     and outstanding: 14,838,224 shares pro forma and
     21,445,287 shares pro forma as adjusted..............        --            --             --
  Additional paid-in capital..............................     9,370        23,646        121,841
  Retained earnings.......................................    90,373            --             --
                                                            --------     ---------      ---------
       Total shareholders' equity.........................    99,743        23,646        121,841
                                                            --------     ---------      ---------
          Total capitalization............................  $133,852     $  55,241      $ 148,890
                                                            ========     =========      =========

                                    DILUTION

     The aggregate net tangible book value of the Company as of June 30, 1997 was $62.6 million, or $2.92 per Common Share.

     Assuming the sale of 6,285,657 Common Shares in the Combined Offering at an assumed initial public offering price of $16.00 per share and the application of the net proceeds therefrom to fund the S Corporation Distribution and repay debt, the issuance of 757,063 Common Shares to acquire the remaining 55% of Berifors, the issuance of 438,119 Common Shares in connection with the exercise of stock options prior to the Offering and assuming the change in the Company's tax status, the pro forma aggregate net tangible book value of the Company at June 30, 1997 would have been $74.1 million, or $3.46 per Common Share. This represents an immediate increase in net tangible book value of $.54 per Common Share to existing shareholders and an immediate dilution of $12.54 per share to investors purchasing Common Shares in the Combined Offering. "Dilution per share" represents the difference between the price per share to be paid by new investors and the pro forma net tangible book value per share after the Combined Offering. The following table illustrates the per share dilution:

     Assumed initial public offering price per share..................             $16.00
       Net tangible book value per share at June 30, 1997(1)..........  $ 2.92
       Increase attributable to price paid by investors in the
          Combined Offering...........................................    4.32
       Decrease attributable to S Corporation Distribution............   (3.87)
       Increase attributable to the Berifors acquisition..............     .07
       Increase attributable to the exercise of stock options.........     .12
       Decrease attributable to change in tax status, net.............    (.10)
                                                                        ------
       Pro forma as adjusted net tangible book value per share after
          the Combined Offering.......................................               3.46
                                                                                   ------
     Dilution in net tangible book value per share to new
       investors(2)...................................................             $12.54
                                                                                   ======
          Assuming the Underwriters' overallotment option is exercised in full, pro forma as adjusted net tangible book value upon completion of the Combined Offering would be $3.91 per share, the immediate increase in pro forma as adjusted net tangible book value of shares owned by existing stockholders would be $.99 per share, and the immediate dilution to new investors in the Combined Offering would be $12.09 per share.

---------------

(1) Net tangible book value (deficit) per share is determined by dividing the net tangible book value of the Company by the number of outstanding Common Shares. Net tangible book value is calculated as total assets, less goodwill, patents, trademarks and other intangible assets (net of amortization) and total liabilities.

(2) Dilution is determined by subtracting pro forma net tangible book value per share from the assumed initial public offering price per share paid by investors in the Combined Offering.

     The following table summarizes as of June 30, 1997 (based on the assumptions set forth above regarding the Offering), the number of Common Shares purchased from the Company, the total consideration paid to the Company (equal, in the case of the existing shareholders, to the original consideration for the Common Shares held by them plus additional contributions made by them in respect of the Common Shares), and the average price per share paid by the existing shareholders and by the investors purchasing Common Shares in the Combined Offering (based on an assumed initial public offering price of $16.00 per share). The Management Investors will purchase Common Shares at the initial public offering price, less underwriting discounts and commissions, directly from the Company in the Company Offering. See "Principal Shareholders."

                                       SHARES PURCHASED          TOTAL CONSIDERATION
                                    ----------------------     ------------------------     AVERAGE PRICE
                                      NUMBER       PERCENT        AMOUNT        PERCENT       PER SHARE
                                    ----------     -------     ------------     -------     -------------
Existing shareholders.............  14,402,567       67.2%     $ 17,146,000       13.2%        $  1.19
New investors.....................   5,850,000       27.3%       93,600,000       72.4%          16.00
Management Investors..............     435,657        2.0%        6,500,000        5.0%          14.92
Berifors acquisition..............     757,063        3.5%       12,113,000        9.4%          16.00
                                    ----------        ---      ------------        ---
  Total...........................  21,445,287        100%     $129,359,000        100%
                                    ==========        ===      ============        ===

                            SELECTED FINANCIAL DATA

     The following table sets forth selected historical and pro forma data for the Company and should be read in conjunction with the financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data for the years ended December 31, 1994, 1995 and 1996 are derived from the Company's financial statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The selected historical data for the years ended December 31, 1992 and 1993 are derived from the combined financial statements of the Company. The combined financial statements of the Company have been prepared by the Company on a basis consistent with the Company's audited financial statements. The selected financial data for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited interim period financial statements. The unaudited interim period financial statements for 1996 and 1997 have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for such period and financial condition for such date.

                                                                                                   SIX MONTHS
                                                           YEAR ENDED                                ENDED
                                                          DECEMBER 31,                              JUNE 30,
                                    --------------------------------------------------------  --------------------
                                    1992(1)(2)  1993(1)(2)   1994(2)   1995(3)   1996(3)(4)     1996       1997
                                    ----------  ----------  ---------  --------  -----------  --------  ----------
                                          UNAUDITED                                                UNAUDITED
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $175,586    $187,413   $ 225,531  $278,043  $   363,748  $178,965  $  218,787
Gross profit.......................    44,190      47,480      60,557    66,331       75,606    37,626      53,177
Operating income...................    15,958      15,610      28,015    28,822       28,912    13,317      27,965
Interest expense, net..............     2,686       2,221       2,344     2,014        4,317     1,861       1,863
Income before income taxes.........    13,272      13,389      25,671    26,808       24,595    11,456      27,835
Net income.........................  $  9,755    $  8,995   $  26,666  $ 26,154  $    24,071  $ 11,193  $   27,510
                                     ========    ========   =========  ========     ========  ========    ========
PRO FORMA DATA:
Income before income taxes.........                                              $    24,595            $   27,835
Provision for income taxes(5)......                                                   10,295                11,586
                                                                                    --------              --------
Pro forma net income...............                                              $    14,300            $   16,249
                                                                                    ========              ========
Pro forma net income per
  share(6).........................                                              $       .56            $      .64
                                                                                    ========              ========
Weighted average number of shares
  outstanding(6)...................                                               25,469,474            25,469,474
OTHER DATA:
Product development expense........  $  4,342    $  5,096   $   5,997  $  6,664  $     9,263  $  5,499  $    6,011
Capital expenditures...............    12,369       5,669       9,046    14,767       14,083    10,159       6,373
Depreciation and amortization......     6,251       6,696       6,870     7,979        9,966     5,118       6,138
EBITDA(7)..........................    22,209      22,306      34,885    36,801       38,878    18,435      35,836
Cash flows provided by (used in):
  Operating activities.............    11,171      12,740      25,492    29,370       25,271     9,754      35,929
  Investing activities.............    (2,487)     (3,069)     (6,446)  (33,567)     (18,067)  (18,535)     (3,869)
  Financing activities.............    (9,567)      9,641     (18,226)    3,407       (7,129)    8,499     (32,410)

                                                                                          JUNE 30, 1997
                                                                              -------------------------------------
                                           DECEMBER 31,                                                  PRO FORMA
                       ----------------------------------------------------                                 AS
                         1992       1993       1994       1995       1996      ACTUAL    PRO FORMA(8)   ADJUSTED(9)
                       --------   --------   --------   --------   --------   --------   ------------   -----------
                            UNAUDITED
BALANCE SHEET DATA:
Working capital......  $ 16,887   $ 21,246   $ 30,654   $ 34,851   $ 39,957   $ 38,459     $(33,684)     $  48,343
Total assets.........   122,447    130,162    119,915    172,298    178,487    183,829      188,186        209,905
Long-term debt, less
  current portion....    35,459     29,784     28,845     47,999     51,156     34,109       31,595         27,049
Shareholders'
  equity.............    46,283     49,946     63,112     73,720     84,633     99,743       23,646        121,841

---------------

(Footnotes on following page)

(Footnotes from prior page)

(1) The combined financial data presented for 1992 and 1993 includes the combined results of operations and financial position of Stoneridge, Inc., Alphabet and Alphastac/Pollak. All intercompany transactions and balances were eliminated from the combined financial statements of these entities.

(2) Effective January 1, 1994, Alphabet and Alphastac/Pollak were merged into the Company. The merger was accounted for as a pooling of interests as the merged entities were related through common ownership. Prior to the merger, the Company and Alphabet were taxed as S corporations for federal and, where qualified, state income tax purposes. Alphastac/Pollak was taxed as a C corporation for federal and state income tax purposes prior to the merger. Accordingly, the combined operating data includes Alphastac/Pollak's recorded provisions for income taxes of $3.5 million and $4.4 million in 1992 and 1993, respectively. In conjunction with the merger on January 1, 1994, the Company recognized income of $1.4 million in the provision for income taxes as a result of the elimination of Alphastac/Pollak deferred tax liabilities.

(3) In 1995, the Company acquired the actuator business of Kelsey-Hayes. This acquisition was accounted for as a purchase. The results of operations and financial position reflect this acquisition as of November 1, 1995. In connection with the acquisition, the Company entered into a transitional services agreement with the seller for commercial and process engineering support. The term of the transitional services agreement extended from November 1995 through October 1996. In connection with the transitional services agreement, the Company recognized expenses of $0.9 million and $4.3 million in 1995 and 1996, respectively, including $2.6 million during the six-month period ended June 30, 1996. No additional expenses have been incurred since the expiration of the transitional services agreement. In addition, costs of approximately $1.0 million were charged against 1995 operating income in connection with the closure and sale of a contract manufacturing facility.

(4) On April 30, 1996, the Company purchased approximately 45% of the outstanding stock of Berifors. This investment was accounted for under the equity method. The results of operations and financial position reflect the investment in Berifors since April 30, 1996. In addition, 1996 operating income was adversely impacted by (i) approximately $1.0 million of start-up expenses associated with the relocation of switch production from the Boston and Stoughton, Massachusetts, locations to a new facility in Canton, Massachusetts, including costs associated with the reconfiguration and relocation of the production lines, and (ii) approximately $0.6 million of costs associated with the closure of a power distribution production facility.

(5) Upon completion of the Offering, the Company will be taxed as a C corporation for federal and state income tax purposes. Accordingly, pro forma net income reflects federal and state income taxes as if the Company had been a C corporation based on the tax rates that were in effect during the periods reported. See "S Corporation Distribution and Management Reinvestment."

(6) Pro forma net income per share has been calculated by dividing pro forma net income by the weighted average Common Shares outstanding (13,964,448), the number of Common Shares to be issued in connection with the Offering (5,850,000), the number of Common Shares issued in connection with the exercise of stock options prior to the Offering (438,119) and the number of Common Shares to be issued in connection with the Management Reinvestment (435,657). Also included in pro forma weighted average Common Shares outstanding are 4,781,250 Common Shares which the Company is assumed to have issued to pay the S Corporation Distribution. Although such shares will not actually be issued, due to the S Corporation Distribution being paid from proceeds from the Offering, Securities and Exchange Commission rules require the inclusion of the shares in determining pro forma earnings per share.

(7) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents operating income plus depreciation and amortization. EBITDA should not be considered as an alternative measure of net income, as an indicator of cash flows from operating, investing, and financing activities as determined in accordance with generally accepted accounting principles, or as a measure of the Company's liquidity or ability to meet all cash needs, but is presented to provide additional information related to the Company's debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity.

(8) Reflects an assumed $83.0 million S Corporation Distribution, an assumed $6.5 million Management Reinvestment pursuant to the Company Offering, the exercise of options to purchase 438,119 Common Shares prior to the Offering and the reinstatement of $4.4 million and $6.5 million of current deferred income tax assets and long-term deferred income tax liabilities, respectively, as a result of the termination of the Company's status as an S corporation.

(9) Gives effect to the issuance of the Common Shares in the Combined Offering and the application of the net proceeds therefrom as described in "Use of Proceeds" and the issuance of 757,063 Common Shares in connection with the acquisition of the remaining 55% of the outstanding stock of Berifors. The Pro Forma As Adjusted Balance Sheet Data reflects the Company's investment in Berifors using the consolidation method.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the automotive, medium and heavy duty truck and agricultural vehicle markets. The Company's products interface with a vehicle's mechanical and electrical systems to activate, regulate, display and monitor vehicle performance, and control and distribute electrical power and signals. The Company's four principal product categories are power distribution products, switch products, instrumentation and information display products, and actuator products. Such product categories accounted for 52%, 29%, 11% and 8%, respectively, of 1996 net sales and 47%, 26%, 10% and 17%, respectively, of net sales for the first six months of 1997. Approximately 72% of the Company's 1996 net sales and 66% of net sales for the first six months of 1997 were derived from the automotive market, and approximately 27% of the Company's 1996 net sales and 33% of net sales for the first six months of 1997 were derived from the medium and heavy duty truck and agricultural vehicle markets. The Company operates only in the transportation products industry.

     The Company has completed several acquisitions, each of which was financed by borrowings. The Company acquired Pollak, a manufacturer of electronic and electromechanical switch products in 1988. In addition, the Company acquired TED, a manufacturer of power conversion modules and sophisticated instrumentation components, modules and systems in 1992. The Company acquired the actuator business (including all related machinery and equipment, intellectual property rights and purchase contracts) of Kelsey-Hayes in November 1995 for $18.8 million. The acquisition was accounted for as a purchase and was financed through the Company's revolving credit facility. In addition, the Company entered into a transitional services agreement with Kelsey-Hayes related to commercial and process engineering support provided by Kelsey-Hayes in connection with the purchase of the actuator business. A total of $5.2 million in transitional services expenses was incurred, of which $0.9 million was recognized in 1995 and $4.3 million in 1996. No such expenses were incurred in 1997, nor does the Company anticipate incurring any such expenses in the future. In April 1996, the Company purchased approximately 45% of the outstanding common stock of Berifors for $8.8 million in cash. The initial investment has been accounted for under the equity method of accounting. Effective upon the completion of the Offering, the Company expects to acquire the remaining 55% of the outstanding common stock by issuing Common Shares and will use the consolidation method of accounting for the acquisition.

     The Company supplies a division of General Motors with wire harnesses pursuant to a contract manufacturing arrangement. The volume of wire harnesses produced by the Company under this contract manufacturing arrangement has declined each year since 1987 principally as a result of decreased sales volume for certain of the customer's vehicle models. The Company was notified in 1995 that as General Motors' vehicle electrical systems are redesigned, the General Motors division intended to in-source all of its wire harness needs. The Company believes that by 1999 this General Motors division will in-source substantially all wire harness requirements previously supplied by the Company. No assurance can be given that these sales by the Company will not end at an earlier date. Prior to 1995, the Company assembled wire harnesses with material provided by the customer with the Company recording sales revenue on shipments based on the value added in the manufacturing and assembly process. In October 1994, the General Motors division requested that the Company begin to purchase certain materials for the assembly of the wire harness product. As a result of this change, and despite the continued decline in the volume of wire harnesses provided, net sales under the contract manufacturing arrangement increased by $28.0 million in 1995 and $40.0 million in 1996. Included in the 1995 and 1996 net sales increases were an $11.1 million and $13.3 million decline in the production volume of contract manufactured wire harnesses, respectively.

     The Company generally begins working on products awarded for new or redesigned vehicle models two to five years prior to the OEM marketing of such vehicle models to the public. During such period, the Company incurs (i) costs related to the design and engineering of such product, (ii) costs related to the production of the tools used to manufacture the new product, and (iii) start-up costs associated with the initial production of such product. In general, design and engineering costs are expensed in the period incurred unless they are reimbursed by the customer, in which case they are capitalized and amortized over the expected life of such product. Costs incurred in the production of the tools are generally capitalized and reimbursed by the customer prior to production or, to the extent not reimbursed, amortized over the life of the program. Start-up costs, which are generally incurred 30 to 60 days immediately prior to and immediately after initial production, are expensed as incurred.

     The most significant component of cost of goods sold is material cost. Excluding the increased material cost associated with the change in the contract manufacturing relationship with a division of General Motors, the cost of materials has been, and is expected to remain, relatively stable as a percent of cost of goods sold as most materials are generally available from multiple suppliers and are not subject to significant price fluctuations. Direct labor costs represent a relatively small percentage of cost of goods sold and have remained relatively consistent due to the Company's practice of automating the production of high volume products and using manufacturing locations which have lower labor costs to produce labor-intensive products. Indirect production support labor costs in contrast tend to vary with the level of production.

     The Company's selling, general and administrative ("SG&A") expenses consist of compensation and benefits, marketing costs, product development costs, administrative costs, overhead, and depreciation and amortization. Marketing costs include advertising, promotion, certain occupancy costs and other routine costs (travel, office supplies and telecommunications). Administrative costs consist principally of information technology, accounting, human resources, professional fees, certain occupancy costs, and other routine costs. Product development costs include advanced design, product analysis, computer-aided design ("CAD"), testing, modeling and process technology expenses.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by the items reflected in the Company's Statement of Operations.

                                                                                  SIX MONTHS
                                                          YEAR ENDED                 ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                   ------------------------     ---------------
                                                    1994     1995     1996       1996     1997
                                                   ------   ------   ------     ------   ------
Net sales........................................   100.0%   100.0%   100.0%     100.0%   100.0%
Cost of goods sold...............................    73.1     76.1     79.2       79.0     75.7
                                                    -----    -----    -----      -----    -----
Gross profit.....................................    26.9     23.9     20.8       21.0     24.3
SG&A expenses....................................    14.5     13.5     12.8       13.6     11.5
                                                    -----    -----    -----      -----    -----
Operating income.................................    12.4     10.4      8.0        7.4     12.8
Interest expense, net............................     1.0      0.7      1.2        1.0      0.9
Other expense (income)...........................     0.0      0.0      0.0        0.0     (0.8)
                                                    -----    -----    -----      -----    -----
Income before income taxes.......................    11.4      9.7      6.8        6.4     12.7
Provision (credit) for income taxes..............    (0.4)     0.2      0.2        0.1      0.1
                                                    -----    -----    -----      -----    -----
Net income.......................................    11.8%     9.5%     6.6%       6.3%    12.6%
                                                    =====    =====    =====      =====    =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales for the first six months of 1997 increased by $39.8 million, or 22.3%, to $218.8 million from $179.0 million for the same period in 1996. Sales of actuator products increased by $31.8 million to $36.8 million from $5.0 million due to the introduction of a new four wheel drive actuator product and increased sales of door lock actuator products. Full production of door lock actuator products was not reached until approximately November 1996. Sales of power distribution products increased by $10.4 million, or 24.1%, due to increased market penetration in the medium and heavy duty truck and agricultural vehicle markets, resulting in increased sales of $6.1 million and $3.9 million, respectively. Sales of instrumentation and information displays increased by $3.7 million, or 19.1%, due to the introduction of new information clusters for the medium and heavy duty truck market. Sales of switch products increased by $3.1 million, or 5.7%, reflecting higher production levels in the light truck market and new product introductions. These increases were partially offset by a sales decrease of $9.1 million under contract manufacturing arrangements.

     Cost of Goods Sold. Cost of goods sold for the first six months of 1997 increased by $24.3 million, or 17.2%, to $165.6 million from $141.3 million for the same period in 1996. As a percentage of net sales, cost of goods sold decreased to 75.7% in 1997 from 79.0% in 1996 while the corresponding gross profit margin increased to 24.3% from 21.0% in 1996. The improvement in gross profit margin resulted primarily from improved operating leveraging of certain fixed costs associated with increased actuator product sales. In addition, increased efficiencies resulting from higher production of power distribution and instrumentation and information display products and reduced fixed costs resulting from the consolidation of two power distribution/contract manufacturing facilities also contributed to the increase in gross margin.

     Selling, General and Administrative Expenses. SG&A expenses for the first six months of 1997 increased by $0.9 million, or 3.7%, to $25.2 million from $24.3 million for the same period in 1996. As a percentage of net sales, SG&A expenses decreased to 11.5% for the first six months of 1997 from 13.6% for the same period in 1996. SG&A expenses increased $1.6 million due to the launch of the actuator product line which included certain development, marketing and administration costs. Other marketing support and administrative overhead costs increased an additional $1.6 million due to higher sales levels. In addition, development and design costs of medium and heavy duty truck instrumentation and information display products increased $0.5 million. These increases were offset by a $2.9 million decrease in expenses due to the expiration of the transition services agreement in October 1996.


     Interest Expense. Interest expense was nearly identical for the first six months of 1997 and 1996. Average outstanding indebtedness was $48.2 million and $51.2 million for the first six months of 1997 and 1996, respectively. During these periods the Company's indebtedness was related to prior acquisitions. The decrease in average outstanding indebtedness was due to cash generated from operations exceeding net capital expenditures and shareholder distributions. The weighted average interest rate in effect for the six months ended June 30, 1997 and 1996, was 7.7% and 7.3%, respectively.


     Other Income. Other income of $1.7 million for the first six months of 1997 represents a gain on the sale of certain transportation equipment. The Company received cash proceeds of $2.3 million from the sale that was used to retire a note payable collateralized by such transportation equipment.

     Income Before Income Taxes. As a result of the foregoing, income before income taxes increased by $16.4 million for the first six months in 1997 to $27.8 million from $11.4 million for the same period in 1996.

     Provision for Income Taxes. Prior to the Offering, the Company was an S corporation for federal and, where qualified, state income tax purposes. Accordingly, the Company recognized income taxes of $0.3 million and $0.2 million for foreign income and state franchise taxes for the first six months of 1997 and 1996, respectively. Had the Company been subject to federal and state income taxes at the corporate level, the Company would have recorded provisions for income taxes of $11.6 million and $4.8 million for the first six months of 1997 and 1996, respectively.

     Net Income. As a result of the foregoing, net income increased by $16.3 million, or 145.8%, to $27.5 million of the first six months in 1997 from $11.2 million for the same period in 1996. Had the Company been subject to federal and state income taxes at the corporate level, the Company's net income would have been $16.2 million and $6.7 million for the first six months of 1997 and 1996, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales for 1996 increased by $85.7 million, or 30.8%, to $363.7 million from $278.0 million in 1995. Of this increase, $53.4 million was due to materials purchased for contract manufacturing (previously supplied by the customer) with a division of General Motors. Such increase was partially offset by a 20.3% decline in unit volume, or $13.3 million of net sales. The acquisition of the actuator business in 1995 increased 1996 net sales by approximately $29.5 million. In addition, increased market penetration related to switch products and power distribution products resulted in increased sales of

$12.4 million and $8.7 million, respectively. Partially offsetting these increases, net sales of power distribution, instrumentation and information displays product lines decreased by $15.9 million as a result of lower OEM production volumes of medium and heavy duty trucks and a decline in the market share of an automotive OEM customer. Net sales of power distribution products to the agricultural vehicle market increased by $5.6 million.

     Cost of Goods Sold. Cost of goods sold for 1996 increased by $76.4 million, or 36.1%, to $288.1 million from $211.7 million in 1995. As a percentage of net sales, cost of goods sold increased to 79.2% in 1996 from 76.1% in 1995, while the corresponding gross profit margin decreased to 20.8% in 1996 from 23.9% in 1995. The change in the contract manufacturing arrangement with the division of General Motors caused a reduction in gross profit margin of 1.7%. Gross profit was adversely impacted by start-up inefficiencies and $1.0 million of expenses associated with the relocation of switch production to the Company's new Canton, Massachusetts facility. The remaining decrease was related to the decline in volume of instrumentation and information displays and power distribution product lines.

     Selling, General and Administrative Expenses. SG&A expenses for 1996 increased by $9.2 million, or 24.5%, to $46.7 million from $37.5 million in 1995. As a percentage of net sales, SG&A expenses decreased to 12.8% in 1996 from 13.5% in 1995 because the change in the contract manufacturing arrangement with a division of General Motors had minimal effect on SG&A expenses. The transitional services agreement expense related to the commercial and process engineering support for the relocation of the actuator business increased SG&A expenses by $4.3 million in 1996 compared to $0.9 million in 1995. These costs were incurred from November 1995 to October 1996. Product development and engineering costs increased by $2.6 million, or 39.0%, as a result of costs associated with the launch of power distribution systems and instrument displays for a medium duty vehicle, the launch of the four-wheel-drive and new doorlock actuator products and development costs associated with products to be launched in 1998. Costs associated with marketing and technical resource enhancements to provide improved customer support accounted for $1.4 million of the increase in SG&A expenses.

     Interest Expense. Interest expense for 1996 increased by $2.3 million, to $4.3 million from $2.0 million in 1995. The increase was due to additional borrowings to finance the acquisition of the actuator products business in November 1995 and the initial investment in Berifors in April 1996. In addition, the average borrowing rate increased to 7.4% in 1996 from 7.0% in 1995.

     Income Before Income Taxes. As a result of the foregoing, income before income taxes decreased by $2.2 million, or 8.2%, to $24.6 million in 1996 from $26.8 million in 1995.

     Provision for Income Taxes. Prior to the Offering, the Company was an S corporation for federal and, where qualified, state income tax purposes. Accordingly, the Company recognized provisions for income taxes of $0.5 million and $0.7 million for foreign income and state franchise taxes in 1996 and 1995, respectively. Had the Company been subject to federal and state income taxes at the corporate level, the Company would have recognized provisions for income taxes of approximately $10.3 million in 1996.

     Net Income. As a result of the foregoing, net income decreased by $2.1 million, or 8.0%, to $24.1 million in 1996 from $26.2 million in 1995. Had the Company been subject to federal and state income taxes at the corporate level, the Company's net income for 1996 would have been $14.3 million.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales for 1995 increased by $52.5 million, or 23.3%, to $278.0 million from $225.5 million in 1994. Of this increase, $39.1 million was due to the previously discussed changes in the contract manufacturing relationship, which was partially offset by a 30% decline in unit volume, or $11.1 million in net sales, in product shipped under the arrangement. Switch and power distribution product sales increased $28.9 million as a result of new product sales and increased market share of existing products in the automotive and agricultural markets. A reduction in net sales of $0.5 million was due to the phaseout of certain non-core instrumentation and information display products.

     Cost of Goods Sold. Cost of goods sold for 1995 increased by $46.7 million, or 28.3%, to $211.7 million from $165.0 million in 1994. As a percentage of net sales, cost of goods sold increased to 76.1% in 1995 from 73.1% in 1994, causing the gross profit margin to decrease to 23.9% in 1995 from 26.9% in 1994. The change in the contract manufacturing arrangement with the division of General Motors caused a decrease in gross profit margin of 3.4%. Other items impacting gross profit margin were an unfavorable shift in the sales mix of switch products, a favorable shift in the sales mix of power distribution products, and the decline in volume of certain instrumentation and information display products.

     Selling, General and Administrative Expenses. SG&A expenses for 1995 increased by $5.0 million, or 15.3%, to $37.5 million from $32.5 million in 1994. As a percentage of net sales, SG&A expenses decreased to 13.5% in 1995 from 14.5% in 1994 because the change in the contract manufacturing arrangement previously discussed had minimal effect on SG&A expenses. The overall increase resulted from the expansion of product engineering and design capabilities related to instrumentation and information display products, $0.9 million of transitional services expenses associated with the acquisition of the actuator business in November 1995, and one-time costs associated with quality and engineering initiatives, and higher support costs resulting from the expansion of the Chihuahua, Mexico facility. The closure and sale of a contract manufacturing facility in 1995 increased SG&A expenses by $1.0 million.

     Interest Expense. Interest expense for 1995 decreased by $0.3 million, or 14.1%, to $2.0 million from $2.3 million in 1994. The decrease was due to a lower average outstanding indebtedness.

     Income Before Income Taxes. As a result of the foregoing, income before income taxes increased by $1.1 million, or 4.4%, to $26.8 million in 1995 from $25.7 million in 1994.

     Provision for Income Taxes. Prior to the Offering, the Company was an S corporation for federal and, where qualified, state income tax purposes. Accordingly, the Company recognized income tax provisions of $0.7 million and $0.5 million for foreign income and state franchise taxes in 1995 and 1994, respectively. In addition, the Company recognized income of $1.5 million in 1994 related to the elimination of deferred income taxes for a subsidiary that was previously taxed at the corporate level.

     Net Income. As a result of the foregoing, net income decreased by $0.5 million, or 1.9%, to $26.2 million in 1995 from $26.7 million in 1994.

QUARTERLY INFORMATION

     The following table presents selected unaudited quarterly results for each quarter of 1995 and 1996 and the first two quarters of 1997. The financial data is derived from the unaudited financial statements of the Company which have been prepared by the Company on a basis consistent with the Company's audited financial statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for such periods. These operating results are not necessarily indicative of future performance.

                                                                THREE MONTHS ENDED
                  ---------------------------------------------------------------------------------------------------------------
                                     1995                                          1996                              1997
                  ------------------------------------------    ------------------------------------------    -------------------
                  MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30
                  --------    -------    --------    -------    --------    -------    --------    -------    --------    -------
                                                                   (IN MILLIONS)
STATEMENT OF OPERATIONS
DATA:
Net sales........  $ 71.1      $67.8      $ 57.0      $82.1      $ 83.5      $94.4      $ 89.8      $96.1      $108.0     $110.8
Cost of goods
  sold...........    51.4       51.1        43.9       65.2        64.9       75.6        71.7       75.9        82.1       83.5
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Gross profit.....    19.7       16.7        13.1       16.9        18.6       18.8        18.1       20.2        25.9       27.3
SG&A expenses....     8.3        8.9         8.3       12.0        12.0       12.1        11.8       10.9        12.2       13.0
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Operating
  income.........    11.4        7.8         4.8        4.9         6.6        6.7         6.3        9.3        13.7       14.3
Interest expense,
  net............     0.5        0.5         0.5        0.5         1.1        0.8         1.0        1.4         0.9        1.0
Other expense
  (income).......     0.0        0.0         0.0        0.0         0.0        0.0         0.0        0.0        (1.7)       0.0
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Income before
  income taxes...    10.9        7.3         4.3        4.4         5.5        5.9         5.3        7.9        14.5       13.3
Provision for
  income taxes...     0.0        0.0         0.0        0.7         0.1        0.1         0.2        0.1         0.1        0.2
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Net income.......  $ 10.9      $ 7.3      $  4.3      $ 3.7      $  5.4      $ 5.8      $  5.1      $ 7.8      $ 14.4     $ 13.1
                   ======      =====      ======      =====      ======      =====      ======      =====      ======      =====
STATEMENT OF OPERATIONS DATA
AS A PERCENTAGE OF NET SALES:
Net sales........   100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of goods
  sold...........    72.3       75.4        77.0       79.4        77.8       80.1        79.8       79.0        76.0       75.4
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Gross margin.....    27.7       24.6        23.0       20.6        22.2       19.9        20.2       21.0        24.0       24.6
SG&A expenses....    11.7       13.1        14.6       14.6        14.3       12.8        13.2       11.3        11.3       11.7
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Operating
  income.........    16.0       11.5         8.4        6.0         7.9        7.1         7.0        9.7        12.7       12.9
Interest expense,
  net............     0.7        0.7         0.9        0.6         1.3        0.9         1.1        1.5         0.9        0.9
Other expense
  (income).......     0.0        0.0         0.0        0.0         0.0        0.0         0.0        0.0        (1.6)       0.0
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Income before
  income taxes...    15.3       10.8         7.5        5.4         6.6        6.2         5.9        8.2        13.4       12.0
Provision for
  income taxes...     0.0        0.0         0.0        0.9         0.1        0.1         0.2        0.1         0.1        0.2
                   ------      -----      ------      -----      ------      -----      ------      -----      ------      -----
Net income.......    15.3%      10.8%        7.5%       4.5%        6.5%       6.1%        5.7%       8.1%       13.3%      11.8%
                   ======      =====      ======      =====      ======      =====      ======      =====      ======      =====

     Substantially all of the Company's sales and earnings are derived from the automotive, medium and heavy duty truck and agricultural vehicle markets. As a result, the Company's financial performance is typically the weakest in the third quarter and, to a lesser extent, the fourth quarter due to the impact of scheduled OEM plant shutdowns and holidays.

     After the three-month period ending March 31, 1995, gross margin began to decline due to lower sales volume and higher costs related to product launches and the relocation of certain manufacturing operations. Beginning in 1995, the Company's net sales and gross margin were impacted as the Company began to purchase materials used in its contract manufacturing operations. Of the Company's net sales increase in the three months ended December 31, 1995 and the full years 1995 and 1996, $23.6 million, $39.1 million and $53.4 million, respectively, were associated with the cost of these additional materials purchased by the Company.

     Certain one time items have also impacted the Company's quarterly results of operations. During the three-month period ended December 31, 1995, the Company incurred approximately $1.0 million in expenses in connection with the closing and sale of a contract manufacturing facility. In November 1995, the Company acquired the actuator business of Kelsey-Hayes, which increased SG&A expenses as a result of a transitional services agreement related to the acquisition of Kelsey-Hayes. The Company recognized expenses of $0.9 million and $4.3 million in 1995 and 1996, respectively, in connection with such agreement. Such expenses were incurred from November 1995 to October 1996. Throughout 1996, the Company incurred a total of approximately $1.0 million of expenses in connection with the relocation of switch product manufacturing to Canton, Massachusetts. In the period ended March 31, 1997, the Company recognized a $1.7 million gain on the sale of certain transportation equipment.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of funds have been, and are anticipated to continue to be, cash flow from operations and borrowings under the Company's credit facility.

     Net cash provided by operating activities was $25.3 million, $29.4 million and $25.5 million, in 1996, 1995, and 1994, respectively. The decrease in cash provided by operating activities in 1996 of $4.1 million compared to 1995 was caused by an increase in working capital and other operating assets of $4.4 million and lower net income of $2.1 million, offset by an increase in depreciation and amortization of $2.0 million and a non-cash charge for compensation expense under the Company's stock option plan of $0.4 million. The increase in working capital was primarily due to increased sales levels of power distribution systems and switch products. In addition, the purchase of the actuator product line did not include working capital associated with the business. As a result, the Company generated working capital to support the sale of these products. The increase in depreciation and amortization in 1996 was the result of a full year of depreciation on the actuator business machinery and equipment. The increase in cash provided by operating activities in 1995 of $3.9 million compared to 1994 was caused by a $1.8 million reduction in working capital and other operating asset requirements, and increases in non-cash operating charges of $2.6 million, partially offset by a decline in net income of $0.5 million. The reduction in working capital requirements was the result of programs designed to reduce inventory levels and correspondingly improve through-put. Increases in non-cash operating expenses were due to two months of depreciation for the actuator business machinery and equipment, increases in depreciation expense associated with switch products, and the elimination in 1994 of deferred income taxes for Alphastac/Pollak.

     Net cash used by investing activities was $18.1 million, $33.6 million and $6.4 million in 1996, 1995 and 1994, respectively. In 1996, investing activities included capital expenditures of $14.1 million and the investment of $8.8 million in Berifors, partially offset by cash proceeds of $4.8 million from the dispositions of two of the Company's facilities. In 1996, the Company's capital expenditures were primarily related to machinery and equipment for process improvement, the expansion of actuator production, and other capacity expansion. Investing activities in 1995 were comprised of the $18.8 million acquisition of the actuator business and capital expenditures of $14.8 million. In 1995, the Company's capital expenditures included approximately $7.6 million for the new Canton, Massachusetts, facility and the expansion of the Chihuahua, Mexico, facility. The Canton facility was built to support the growth of the Company's switch product business, and the Chihuahua facility was constructed to support growth in the power distribution business. Machinery and equipment purchases of approximately $7.2 million were related to process improvement and, to a lesser extent, new business requirements. In 1994, investing activities included capital expenditures of $9.0 million for machinery and equipment to manufacture new power distribution systems and switch products, offset by $2.6 million of cash proceeds received from the disposition of a contract manufacturing facility. The Company estimates that it will incur approximately $14.6 million of capital expenditures in 1997. The Company intends to continue to finance its capital expenditures from operating cash flow and funding under its credit facility. These capital expenditures will be used primarily for the purchase of machinery and equipment to support new business awards, enhance information technology systems, finance continued cost reduction efforts through automation, and finance Berifors' business expansion.

     Net cash used by financing activities was $7.1 million and $18.2 million in 1996 and 1994, respectively, while net cash provided by financing activities was $3.4 million in 1995. Cash distributions were $13.2 million, $15.5 million and $13.6 million in 1996, 1995 and 1994, respectively, and were paid primarily to shareholders to satisfy income tax liabilities resulting from the Company's S corporation status.

     As a result of the foregoing operating, investing and financing activities, net borrowings increased $5.8 million and $19.0 million in 1996 and 1995, respectively, while net borrowings decreased $4.6 million in 1994.

     Net cash provided by operating activities was $35.9 million for the first six months of 1997 and $9.8 million for the same period in 1996. The increase in cash provided by operating activities for the six month period ended June 30, 1997 of $26.1 million as compared to the same period in 1996 was attributable to $16.3 million of higher net income (including the effect of a gain on the sale of fixed assets of $1.7 million in 1997), a $10.4 million decrease in working capital and other operating assets, and an increase in depreciation and amortization of $1.0 million. Net cash used by investing activities was $3.9 million and $18.5 million for the first six months of 1997 and 1996, respectively. In the six month period ended June 30, 1997, investing activities included capital expenditures of $6.4 million, partially offset by the proceeds on the sale of certain transportation equipment of $2.5 million. For the same period of 1996 investing activities included capital expenditures of $10.2 million and the investment in Berifors of $8.8 million, partially offset by cash proceeds on the sale of fixed assets of $0.5 million. Net cash used by financing activities was $32.4 million for the first six months of 1997, while net cash provided by financing activities was $8.5 million for the first six months of 1996. Cash distributions were $12.6 million and $6.4 million for June 30, 1997 and 1996, respectively, and were paid primarily to satisfy income tax liabilities resulting from the Company's S corporation status. As a result of the foregoing operating, investing and financing activities, net borrowings decreased $17.5 million in the six months ended June 30, 1997, while net borrowings increased $15.0 million for the six months ended June 30, 1996. The reduction in cash and cash equivalents balance to $7, as of June 30, 1997, results from the application of available funds to reduce the outstanding credit facility balance.


     The Company has a $125.0 million unsecured credit facility (of which $30.7 million was outstanding as of September 15, 1997), which expires on June 30, 2002. The maximum amount of borrowings that may be made under the facility was increased from $80.0 million to $125.0 million on September 15, 1997. Interest on the credit facility is payable at the Company's option at either the prime rate or LIBOR plus 0.75% to 2.0%. Currently the Company is borrowing at LIBOR plus 1.0%. The Company intends to use approximately $9.6 million of the net proceeds from the Combined Offering to repay debt outstanding under the credit facility. The credit facility contains various covenants which require the Company to maintain certain financial ratios, including minimum liquidity, net worth and fixed charge coverage. The Company was in compliance with all covenants as of December 31, 1996 and June 30, 1997. The Company has entered into two interest rate swap agreements with notional amounts of $25.0 and $20.0 million. The interest rate swap agreements exchange the variable interest rate on the credit facility for fixed rates. The Company does not use derivatives for speculative or profit motivated purposes.

     The Company believes the net proceeds from the sale of Common Shares in the Combined Offering and funds generated by the Company's operations, together with funds available under the proposed new credit agreement, will provide the Company with sufficient liquidity and capital resources for working capital, capital expenditures and other needs for at least the next 24 months. However, any significant acquisitions for cash may require additional debt or equity financing.

     INFLATION

     Management believes that the Company's operations have not been adversely affected by inflation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Concurrent with the Offering, the Company will be treated as a C corporation for federal and state income tax purposes. Following termination of its status as an S corporation, the Company will be subject to federal and state income taxation on United States income. All pro forma income tax data have been calculated utilizing the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." In accordance with SFAS 109, estimated net deferred tax liabilities of $2.1 million will be recorded with an offsetting charge to net income. This one-time charge will be recorded as income tax expense in the third quarter of 1997.

     The Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996. SFAS 121 requires long-lived assets and certain identifiable intangible assets to be reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a significant impact on the financial condition and operating results of the Company.

     SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, a fair value-based method of accounting for employee stock options, the sale of stock under employee stock purchase plans or similar equity instruments. The Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as was previously required, and to comply, to the extent applicable, with pro forma disclosure of net income and earnings per share as if the fair value-based method of accounting had been applied.

                                    BUSINESS
OVERVIEW

     Stoneridge is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium and heavy duty truck and agricultural vehicle markets. The Company's products interface with a vehicle's mechanical and electrical systems to activate equipment and accessories, display and monitor vehicle performance, and control and distribute electrical power and signals. The Company has a leading market position in the design and manufacture of electrical and electronic modules and systems for the medium and heavy duty truck and agricultural vehicle markets. In the automotive market, the Company designs and manufactures specially designed and engineered electrical and electronic components and modules, typically on a sole-source basis. The Company's engineers and designers work closely with customers to design, develop and manufacture components, modules and systems to address specific vehicle requirements. The Company has long-standing relationships with its major customers, including General Motors (since 1931), Ford (since 1930), Deere (since 1965) and Navistar (since 1941). Approximately 72% of the Company's 1996 net sales and 66% of net sales for the first six months of 1997 were derived from the automotive market, and approximately 27% of the Company's 1996 net sales and 33% of net sales for the first six months of 1997 were derived from the medium and heavy duty truck and agricultural vehicle markets.

     The Company's four principal product categories are:

     - Power Distribution Products. The Company designs and manufactures electrical power and signal distribution components, modules and systems, including fully integrated automotive and truck wiring systems and highly engineered products, such as power distribution panels, for the automotive, medium and heavy duty truck and agricultural vehicle markets. Power distribution systems regulate, coordinate and direct the operation of the entire electrical system within a vehicle or compartment. A significant portion of the Company's current power distribution business consists of contract manufacturing of wire harnesses for a division of General Motors. See "Business -- Contract Manufacturing."

     - Switch Products. The Company designs and manufactures integrated electronic and electromechanical switch products which include hidden switches and customer-activated switches. These switches transmit a signal to a control device which activates specific functions. Hidden switches are those switches which are not typically seen by vehicle passengers but are utilized to activate or deactivate selected functions such as brake lights, cruise control functions and electronic safety features related to air bag and anti-lock braking systems. Customer-activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters, heated seats and other accessories. The Company sells these products principally to the automotive market.

     - Instrumentation and Information Display Products. The Company designs and manufactures electronic instrument clusters, driver message centers, power conversion products, multiplexed modules and electrical systems and electronic switch modules. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled, and driver messages related to vehicle performance. These products utilize state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium and heavy duty truck and agricultural vehicle markets.

     - Actuator Products. The Company designs and manufactures electromechanical actuator products that enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. These products include power door lock and four-wheel-drive actuators and are sold principally to the automotive market.

These four product categories accounted for 52%, 29%, 11% and 8%, respectively, of the Company's 1996 net sales, and 47%, 26%, 10% and 17% of the Company's net sales for the first six months of 1997.

     The Company believes that it is the leading North American manufacturer of
(i) power and signal distribution systems for the agricultural vehicle market and (ii) driver instrumentation and information display systems for the medium and heavy duty truck markets. In the automotive market, where the Company focuses on component and module design and manufacturing, the Company believes it is the largest manufacturer of pedal assembly, chassis and door-mounted hidden switches in North America and Europe. In addition to the Company's leading market positions, it is typically the sole supplier of products designed, developed and manufactured by the Company for specific vehicle platforms.

CONTRACT MANUFACTURING

     The Company was formed in 1965 as a manufacturer of wire harnesses for the agricultural vehicle market. Following an expansion in 1977 into the automotive market, sales increased from approximately $1.6 million in 1976 to $105.4 million in 1987, with approximately 90% of the Company's 1987 sales being derived from the Company's contract manufacturing arrangement with a division of General Motors. Initially under the contract manufacturing arrangement, the Company supplied facilities and labor required to assemble wire harnesses to the specifications of, and from raw materials supplied by, the division of General Motors. In mid-1994, the division of General Motors requested that the Company begin purchasing the materials used in the production of wire harnesses. Of the Company's net sales for 1995, 1996 and the six months ended June 30, 1997, $39.1 million, $83.9 million and $38.8 million, respectively, were associated with the cost of these additional materials purchased by the Company. Contract manufacturing accounted for approximately 17%, 23%, 29% and 22% of the Company's net sales for 1994, 1995, 1996 and the six months ended June 30, 1997, respectively. The increase in 1994 to 1996 was primarily attributable to the Company's purchases of raw materials described above. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

     The Company was notified in 1995 that as General Motors' vehicle electrical systems are redesigned, the General Motors division intended to in-source all of its wire harness needs. The Company believes that by 1999 this General Motors division will in-source substantially all wire harness requirements previously supplied by the Company. However, no assurance can be given that net sales to the General Motors division will not end at an earlier date. The volume of wire harnesses produced by the Company for the General Motors division has declined each year since 1987. Three Company facilities previously utilized solely for contract manufacturing have been closed and the properties sold. In addition, one of the Company's facilities in Mexico has been transitioned from a contract manufacturing to a full-service facility. Currently, only one of the Company's facilities remains dedicated to contract manufacturing. See "The Company."

INDUSTRY TRENDS

     The Company's performance and growth are related to certain trends within the automotive and medium and heavy duty truck markets, including the consolidation of the component supply industry, the increase in global sourcing and the increase in vehicle electronic content.

     Supplier Consolidation and Focus on System and Module Sourcing. The OEM supply industry has been experiencing significant consolidation as OEMs, in seeking to lower costs and improve quality, are increasingly purchasing complete systems and modules rather than separate component parts. As a result, OEMs have been actively reducing their supplier base and are more frequently awarding long-term, sole-source supply arrangements to suppliers which offer broad product lines, higher value-added products, system and module product capability, low costs and reliable service. The Company believes this trend will continue for the foreseeable future and should provide the Company with opportunities, based on its competitive strengths, to further expand its customer base and increase its market penetration with current customers.

     Global Sourcing. Regions such as Asia, Latin America, and Eastern Europe are expected to experience significant growth in vehicle demand over the next several years. Many OEMs are planning to increase their sales in emerging markets in a cost-effective manner by developing vehicles which can be designed in one vehicle center to a single global standard but produced and sold in several geographic markets, thereby allowing OEMs to reduce design costs, take advantage of low-cost manufacturing locations and improve product quality and consistency. As a result, OEMs increasingly are requiring their key suppliers to have the capability to manufacture in multiple geographic markets.

     Increasing Vehicle Electronic Content. OEMs of automobiles, medium and heavy duty trucks, and agricultural vehicles, are increasingly incorporating more electronic components, such as driver information displays, instrumentation, safety systems and comfort features, into their products. Increased utilization of systems and features on vehicles causes greater utilization of the products designed and manufactured by the Company.

     According to a report by The Economist Intelligence Unit, average electrical and electronic content per vehicle is expected to increase from $863 in 1995 to $1,230 in 2000.

COMPETITIVE ADVANTAGES

     Management believes that the Company's growth and financial performance are the result of certain competitive advantages the Company has attained in the markets it serves. These competitive advantages are derived from a bundling of several technical and commercial capabilities including the following.

     PRODUCT AND PROCESS DESIGN CAPABILITY

     The Company's wide range of products and its engineering expertise in electrical and electronic architecture enable the Company to create integrated engineered solutions to satisfy OEMs' specific application needs. To deliver cost-effective solutions for OEMs, the Company deploys multifunctional teams which include design and process engineers, program management specialists and quality, procurement and marketing personnel. Such teams ensure that products meet customer needs and can be manufactured cost-effectively in a just-in-time environment. Combined product and process designs enable the Company to maintain a lean manufacturing environment which minimizes cost and optimizes reliability while reducing warranty and service costs over the intended product life. The Company has recently upgraded its CAD/CAM systems, including three-dimensional color graphics, and the ability to interface with customer CAD systems. Using computer-aided design, and flexible manufacturing and multifunctional teams, the Company can cost-effectively manufacture products in both high and low volume environments depending on a given customer's specific needs. To ensure quality, all products are fully tested both electronically and functionally. The Company emphasizes Total Quality Management to continuously reduce costs, improve quality and eliminate non-value-added elements of the manufacturing process.

     ALIGNMENT WITH CUSTOMERS AND SUPPLIERS

     The Company works with OEMs and provides full-service support capabilities to its customers throughout the product development process from concept design through the design and implementation of the manufacturing processes. All facilities utilize electronic data interchange (EDI) of commercial and engineering data. In addition, Company applications engineers work on-site at major customers' design centers. The Company also works closely with its major suppliers to ensure compatible component design, quality, low-cost production, and simultaneous exchange of production data. These alignments and the Company's dedication to customer service have resulted in long-term relationships with the Company's primary customers and suppliers.

     INTERNATIONAL PRESENCE

     In April 1996, the Company acquired approximately 45% of Berifors, a Sweden-based manufacturer of electronic display panels and instrumentation for the European truck and commercial vehicle markets. With the investment in Berifors, the Company has increased its international presence. The Company operates manufacturing facilities in the United States, Mexico and Sweden and maintains sales engineering offices in the United States, United Kingdom, Germany and Brazil. These facilities and the Berifors acquisition allow the Company to increasingly provide a global sourcing capability to its customers. For example, the Company was recently chosen to supply instrument panel systems for Volvo in Europe, the United States and Brazil. The Company believes that it would not have been selected had it not been for the Company's presence in each of these markets. The Company continues to pursue strategic alliances, joint ventures and acquisitions throughout the world. See "-- Growth
Strategy -- Expand Penetration of International Markets."

     LEAN MANUFACTURING

     To enhance manufacturing effectiveness, the Company has adopted lean manufacturing initiatives, including cost-effective automation, semiautomated cell manufacturing where appropriate, Total Quality Management and continuous improvement. These efforts throughout the Company have resulted in enhanced productivity and product quality and reduced inventory costs. Manufacturing flexibility enables the Company's facilities to produce high or low volume components, modules and systems in a cost-effective manner and strengthens the Company's ability to meet the just-in-time and in-line sequence delivery schedules of many of its customers.

GROWTH STRATEGY

     The Company seeks to grow primarily by leveraging its strong market positions and technical and manufacturing capabilities to provide highly engineered electrical and electronic components, modules and systems to the selected segments of the markets it serves. To achieve this goal the Company intends to: (i) focus on higher value-added systems and modules, (ii) expand new product development to increase vehicle platform penetration, (iii) expand penetration of international markets, and (iv) pursue strategic acquisitions and alliances.

     FOCUS ON HIGHER VALUE-ADDED SYSTEMS AND MODULES

     OEMs are increasingly seeking suppliers capable of manufacturing complete modules and systems for a vehicle rather than suppliers that produce only the component parts which comprise a module or system. Systems manufacturing offers OEMs the opportunity for significant cost savings and improved product quality and consistency. By capitalizing on the Company's existing product portfolio and through the combination of multifunctional electrical and electronic products, the Company intends to continue to expand its capabilities to provide additional integrated modules and systems.

     EXPAND NEW PRODUCT DEVELOPMENT TO INCREASE VEHICLE PLATFORM PENETRATION

     In order to increase its vehicle platform penetration, the Company has invested, and intends to continue to invest, significant amounts in its technology and design capabilities. The Company's product development expenditures were $9.3 million, or 3.6%, of non-contract manufacturing sales in 1996. These development efforts have strengthened the Company's ability to provide higher value-added products and systems, and have resulted in the introduction of new products such as the four-wheel-drive actuator (shift on demand) and the auto-stick (which enables a driver to manually shift an automatic transmission using a unique electronic switch). The Company's technical centers in Massachusetts, Michigan, Ohio, Mexico and Sweden develop and test both new and existing products and concepts. In addition, through its advanced technologies group comprised of dedicated engineers, the Company concentrates on the development of its next generation of products. To further increase vehicle platform penetration, the Company has developed collaborative relationships with the design and engineering departments of its key OEM customers. These collaborative efforts have resulted both in the development of new and complementary products and the enhancement of existing products.

     EXPAND PENETRATION OF INTERNATIONAL MARKETS


     In 1996, approximately two-thirds of total worldwide passenger vehicle production occurred outside North America. To meet OEMs' increasing preference for suppliers with global capabilities, the Company expects to expand its manufacturing operations into new geographic markets and pursue strategic acquisitions and alliances. Consistent with this strategy, the Company believes the Berifors acquisition will expand its ability to serve its customers in Europe. The Company has a preferred partner agreement with the switch division of Labinal, a leading European automotive supplier, which provides for cooperation and exchange of expertise with respect to the design, development, manufacture and marketing of electrical switches. Pursuant to the agreement, the parties agree to offer each other a right of first refusal to participate in any proposed joint projects involving switches in Europe and North America. In addition, Berifors has a technology agreement with Kansei Corporation, a leading Japanese automotive instrumentation company. The Company believes that increased international sales will allow the Company to mitigate the effects of cyclical downturns in a given geographic region and further diversify the Company's OEM customer base.

     PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

     Strategic acquisitions and alliances have been, and the Company believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on trends in the Company's markets. The Company has demonstrated the ability to successfully integrate and operate acquired companies through structured business planning, focused product development, improved operating efficiency and the implementation of merit-based reward systems. Many of the markets in which the Company competes are highly fragmented, and the Company believes that numerous potential acquisitions and alliance opportunities are available and may permit the Company to (i) complement its range of product offerings, (ii) enhance its ability to supply existing products internationally, and (iii) broaden its ability to offer integrated systems to its customers in the heavy duty truck and agricultural vehicle markets. The Company also seeks to align itself with regional and international suppliers who offer complementary product lines in order to achieve efficiencies in research and development and capital investment, as well as enhanced systems capabilities.

PRODUCTS

     The Company's products include vehicle electrical power and distribution systems, electronic and electrical switch products, electronic instrumentation and information display products, including European instrumentation and information display products manufactured by Berifors, and actuator products.

     The following table sets forth the approximate composition by product group represented by a percentage of the Company's net sales for the three fiscal years ended December 31, 1994, 1995, and 1996 and the six months ended June 30, 1996 and 1997:

                                                                                     SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                        JUNE 30,
                                  ----------------------------------------     ----------------------------
                                            ACTUAL            PRO FORMA(1)        ACTUAL       PRO FORMA(1)
                                  --------------------------  ------------     -------------   ------------
        PRODUCT CATEGORY          1994     1995       1996        1996         1996     1997       1997
--------------------------------  ----     ----     --------  ------------     ----     ----   ------------
Power Distribution Systems:
  Contract Manufacturing (GM)...   17%      23%         29%         26%         32%      22%         20%
  Other Power Distribution
     Systems....................   29       28          23          21          24       25          23
Switch Products.................   33       33          29          27          30       26          24
Instrumentation and Information
  Display Products:
     North America and other....   21       16          11          10          11       10          10
     Europe.....................   --       --          --           9          --       --           7
Actuator Products...............   --       --           8           7           3       17          16
                                  ---      ---      -------   ---------        ---      ---    ---------
  Total.........................  100%     100%        100%        100%        100%     100%        100%
                                  ===      ===      =======   =========        ===      ===    =========

---------------

(1) Gives pro forma effect to the Berifors acquisition as if it had occurred on January 1, 1996. See "The Company -- Acquisitions."

     POWER DISTRIBUTION SYSTEMS

     Power distribution systems coordinate and direct the operations of the entire electrical system within a vehicle or compartment. The Company designs and manufactures integrated power distribution systems and modular assemblies. The Company has the ability to design the entire electrical system within a vehicle and to manufacture the system using a wide range of component parts purchased from qualified suppliers. Power distribution systems incorporate wiring, circuit protectors, connection components and terminals for a wide variety of vehicles and applications. Such systems are highly complex and are essential to the regulation, distribution, and delivery of appropriate amounts of power to perform all electrical and electronic functions within a vehicle, including audio, power train (including engine and transmission systems), lighting, navigational, safety and instrumentation systems.

     Power distribution systems contain fuses, circuit breakers and relays and are responsible for the regulation and distribution of electrical power throughout a vehicle. Specifically, power is channeled from the vehicle's electrical power source and routed in appropriate amounts to all vehicle electrical activities such as ignition, lighting, information displays, and brakes, power windows and locks, and refrigeration systems.

     The Company's modular assemblies combine numerous electrical components integrated into cost-effective modular designs that can be readily installed into a vehicle. For example, the Company manufactures integrated armrest control centers that incorporate a power distribution system, switches to operate power accessories, wiring between the power source and the switches, connectors and the associated plastic cabinetry. Other fully integrated power distribution modules produced by the Company include instrument panels, seat assemblies and refrigeration control centers.

     SWITCH PRODUCTS

     The Company designs and manufactures integrated electronic and electromechanical switch products which include hidden switches and customer-activated switches. These switches transmit a signal to a control device which activates or deactivates specific functions. The Company believes it is the largest supplier of pedal assembly, chassis and door mounted hidden switches used in vehicle production in North America and Europe. Hidden switches are those switches which are not typically seen by vehicle passengers but are utilized to activate or deactivate selected functions such as activating brake lights, cruise control functions, electronic safety features related to air bag and anti-lock braking systems, and power train functions. Customer-activated switches are used by a vehicle's passenger to manually activate headlights, rear defrosters, heated seats and other accessories. Such switches require a high level of engineering and durability, given their frequent and consistent use. Customer-activated switches are manually controlled by a vehicle operator or passenger and are typically located in the passenger compartment of the vehicle.

     The Company produces switches that activate headlights, rear defrosters, heated seats, and other accessories. The Company's switches are frequently combined with other electrical and electronic products of the Company to create integrated modules or systems.

     INSTRUMENTATION AND INFORMATION DISPLAY PRODUCTS

     Utilizing state-of-the-art hardware, software and multiplexing technology, the Company designs and manufactures electronic instrument clusters, driver message centers, power conversion products, multiplexed modules and electrical systems and electronic switch modules. These products collect, store and display vehicle information, such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled, and driver messages related to vehicle performance. Electronic instrument clusters collect diagnostic information from sensors and electronic control units (engine, transmission and ABS) located throughout a vehicle. This information is processed by microprocessors and displayed with analog pointers, liquid crystal, vacuum fluorescent and electroluminescent displays. Driver message centers obtain and manipulate data from various sensors and controllers within a vehicle and display information in multilingual text format using liquid crystal, vacuum fluorescent and electroluminescent technology. Power conversion products for instrumentation and lighting convert 12-volt DC battery power to the DC and AC voltages needed to power displays effectively and with consistent brightness. Multiplexed modules are designed to be used in vehicle doors, engine brake control systems, vehicle instrumentation modules and systems and other electronic products within a vehicle. Multiplexing is a method of transmitting several sets of data in sequence along the same wire or cable to an electronic switch module which processes and distributes multiple pieces of information to appropriate destinations within a vehicle. The multiplexing process reduces the amount of wiring and sensors a vehicle must have thereby reducing overall vehicle cost.

     ACTUATOR PRODUCTS

     The Company designs and manufactures electromechanical actuator products. These products enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. These products include power doorlock and four-wheel-drive actuators. Often operating in harsh environments, these components must be waterproof and temperature tolerant. Actuators are often designed to incorporate switching and electronic control functions, thereby increasing the value to the customer and, in most cases, reducing function cost and increasing reliability. The primary product designs couple power motors with custom-engineered mechanical gears to generate specific levels of torque, mechanical motion, response time and sound. Electromechanical actuators can be designed to incorporate logic switching and electronic functions within the actuator itself, thereby minimizing the number of discrete components necessary to meet a customer's specific application requirements.

     A power doorlock actuator utilizes a fractional horsepower-motor, a compact gear train and an inertial clutch device to lock or unlock a vehicle's doors. The Company's four-wheel-drive actuator, when activated by a switch signal from the driver, enables "on-the-fly" shifting into and out of four-wheel-drive.

CUSTOMERS AND SALES

     The Company sells its products principally to OEMs in the automotive, medium and heavy duty truck, agricultural vehicle and other vehicle markets. The Company's largest customers are General Motors, Ford and Deere. The following is a summary of the Company's customers that accounted for at least 2% of the Company's net sales in any of the past three years, during the six months ended June 30, 1997, or pro forma for 1996 or the six months ended June 30, 1997, assuming Berifors was acquired by the Company on January 1, 1996.

                                                  YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                                                                        SIX MONTHS
                                                    ACTUAL             PRO FORMA   ENDED JUNE 30, 1997
                                            -----------------------    ---------   --------------------
CUSTOMER                                    1994     1995     1996      1996(1)    ACTUAL    PRO FORMA
------------------------------------------- -----    -----    -----    ---------   -------   ----------
General Motors (contract manufacturing)....  16.6%    23.4%    28.9%      26.4%      22.3%       20.4%
General Motors.............................  13.4     12.1     10.2        9.3       11.2        10.3
Ford.......................................  13.3     12.6     18.4       16.8       22.3        20.6
Deere......................................  10.3     10.6      9.6        8.8       10.5         9.7
Navistar...................................   8.7      7.5      5.4        4.9        7.9         7.3
Volvo......................................   6.8      6.1      3.0        5.2        3.4         5.3
Chrysler...................................   2.6      3.4      4.1        3.8        4.0         3.7
Bosch......................................   1.6      1.6      2.6        2.4        2.9         2.6
Carrier....................................   3.7      3.0      2.4        2.2        2.2         2.0
Freightliner...............................   1.2      1.0      2.0        1.8        2.5         2.3
ITT Automotive.............................   1.9      2.6      1.6        1.4        0.8         0.7
Ericsson...................................   0.0      0.0      0.0        3.0        0.0         1.5
Other......................................  19.9     16.1     11.8       14.0       10.0        13.6
                                            -----    -----    -----      -----      -----       -----
  Total.................................... 100.0%   100.0%   100.0%     100.0%       100%        100%
                                            =====    =====    =====      =====      =====       =====

---------------

(1) Gives pro forma effect to the completion of the Berifors acquisition as if it had occurred on January 1, 1996 as described in "The Company -- Acquisitions."

     The Company is typically awarded contracts for particular vehicle models and model renewals with terms ranging from one to seven years. On platforms served, the Company believes it supplies significantly all of its products on a sole-sourced basis. Contracts do not generally require minimum purchases and certain contracts are subject to annual renewal. The Company sells to its customers principally through integrated customer-focused teams that typically consist of an account manager and several applications engineers. Account managers have overall responsibility for specific client relationships and work with applications engineers to provide customers with highly specialized technical service during the design and product development stages, as well as subsequent program management during the life of particular vehicle models. Applications engineers have specialized expertise in one or more of the Company's major product groups and work directly with customers to address specific customer product needs through component, module or system customization or the design of entirely new products. The Company operates six dedicated sales offices near major customers in Chicago, Detroit, Portland, Oregon, Frankfurt, Sao Paulo and Stockholm. The Company believes that by locating sales and technical offices close to its customers' operations, it is better able to develop collaborative relationships with its customers. As of June 30, 1997, the Company (excluding Berifors) employed 57 persons in its sales and marketing departments.

     The following table presents an overview of the major vehicle models for which the Company (excluding Berifors) is producing components, modules or systems in 1997:

            AUTOMOTIVE                MEDIUM AND HEAVY DUTY TRUCK & AGRICULTURAL
----------------------------------    ------------------------------------------
CHRYSLER:         Taurus                           DEERE:
Breeze            Thunderbird                      Combine (Models -- 93-96)
Caravan           Town Car                         Four-Wheel Drive (Series
Cherokee          Tracer                           9000)
Concorde          Villager                         MR Tractor (Series 7000)
Dakota            Windstar                         Scimitar (Series 8000)
Dodge N-Truck
Intrepid          GM:                              FREIGHTLINER:
Neon              Astro                            Class 5, 6, 7 (medium duty)
Ram               Aurora                           Class 8 (heavy duty)
Sebring           Bonneville
Stratus           C/K Pickup                       MACK TRUCK:
T-300 Utility     Camaro                           Class 8 (heavy duty)
Viper             Cavalier
Vision            Delta 88                         MERCEDES BENZ
Voyager           Firebird                         BRAZIL & MEXICO:
Wrangler          Grand Am                         Class 5, 6 (medium duty)
                  Grand Prix
FORD:             LeSabre                          NAVISTAR:
Bronco            Park Avenue                      Class 5, 6, 7 (bus/medium
Continental       S-10                             duty)
Cougar            Safari                           Class 8 (heavy duty)
Crown Victoria    Seville STS/SLS
Econoline         Skylark                          PACCAR:
Escort            Sportvan                         Class 8 (heavy duty)
Expedition        Suburban
Explorer          Sunfire                          VOLVO TRUCK CORPORATION:
F-Series          Tahoe                            Class 7, 8 (heavy duty)
Pickup            Yukon
Grand Marquis
Mark VIII         MAZDA:
Mountaineer       B2000
Mustang           Quest
Navigator
Ranger
Sable

DESIGN AND ENGINEERING

     The Company believes that engineering expertise and new product development are key factors in successfully obtaining new business and in maintaining strong relationships with existing customers. The Company's formal program management activities utilize customer-dedicated teams, which have full design, development, test and commercial responsibilities under the operational control of a single manager. Each new product program is monitored for cost, timing, and quality until it is successfully launched and in production. The Company's advanced technology group explores and develops next-generation technology.

     The Company operates technical centers in Boston and Canton, Massachusetts, Warren, Ohio, Ciudad Juarez, Mexico, and Stockholm, Sweden. These technical centers are responsible for the product design and manufacturing process. The Company's CAD systems are capable of sharing data with the Company's customers' systems and allow the Company to improve the function, fit and performance of its products within vehicles. The Company also utilizes CAD links with its manufacturing facilities to maintain and enhance a cost-effective synchronous design and manufacturing capability.

MANUFACTURING

     The Company seeks to design, implement and operate manufacturing processes and techniques that allow the Company to produce high quality products in a cost-effective and timely manner. Utilizing computer-aided design and flexible manufacturing techniques, the Company cost effectively produces high quality products in both high and low volume manufacturing environments depending on a given customer's needs. In addition, the Company has the capability to manufacture a broad range of products from relatively simple components to highly engineered complete modules and systems. A majority of the Company's manufacturing facilities are ISO 9000 and QS 9000 certified and the Company expects the remainder of its facilities will be certified by December 31, 1997. ISO 9000 is a quality assurance certification issued by an independent organization accredited by the International Standards Organization. QS-9000 is a system of fundamental quality expectations established by Chrysler, Ford, General Motors and certain truck manufacturers. These programs emphasize increasing quality through continuous improvement, defect prevention and the reduction in variation and waste in the supply chain. These certifications are becoming increasingly important in obtaining contracts from OEMs.

     Power distribution systems are manufactured using a several-step process. Initially, different diameters of wire are processed and cut to a specified length using an automated system, and components such as terminals, connectors and seals are attached as appropriate. The second stage of the manufacturing process entails sonic welding, molding and the sub-assembly of complex circuits. Depending on the nature of the power distribution system being produced, the third stage of manufacturing entails attaching components such as clips, clamps, coverings, fuses, relays, circuit breakers, diodes, capacitors and other devices, including subassemblies, as required by the customer to complete the power distribution system. Final assembly takes place either on a stationary board or a paced conveyor system, depending on the volume of a given product being produced and its complexity. Where cost-effective, the Company incorporates automated manufacturing techniques. All final products are fully tested, both electronically and functionally, to ensure quality of all components. The Company manufactures power distribution systems in approximately 12 vehicle compartment families such as audio, power train (including engine and transmission systems), lighting, navigational systems and instrumentation systems and other categories. Once completed, the power distribution system coordinates and directs the operation of the entire electrical system within a vehicle or compartment.

     The Company produces switches and actuators utilizing various manufacturing processes depending on the product volume and design complexity needed by a customer. For high volume products, the Company typically utilizes synchronous palletized conveyors with pick-and-place assembly automation which eliminates direct assembly labor and improves quality. This automated assembly process includes 100% computer-controlled quality and consistency verification gates that check each step of the manufacturing process and test the finished product to assure conformance with customer specifications. Lower volume switch and actuator products use semiautomated assembly cells supplemented with manual labor when automation of such manufacturing processes is less cost-effective. Both semi and fully automated assembly processes utilize various fastening techniques such as ultrasonic welding, riveting, staking or brackening to complete the product assembly process. The Company's switch and actuator products incorporate approximately 6 to 50 separate components, depending on the complexity of the product being produced. Such components are typically purchased from outside vendors. The Company currently manufactures approximately 2,000 switch and 50 actuator products.

     The manufacturing of instrumentation and information displays entails using through-hole and surface mount technology to mount electronic components into printed circuit boards. These boards are scanned with infrared light to adhere such components to the board in a desired configuration. Connectors, transformers and other larger components are subsequently incorporated into the printed circuit boards manually. Once all additional components have been added, each board is wave-soldered to provide the necessary electrical connections. The final printed circuit board is attached to an instrument cluster or display housing. Additional components such as pointers, light pipes, movements and stepped motors are assembled onto a gauge and then calibrated for accuracy. Gauge lenses, rear shields and labels are added, in line sequence as appropriate, to the instrument cluster and information displays and the completed module or system is tested using computer-based automatic vision testing to ensure performance to customer specifications. The Company's flexible manufacturing capabilities facilitates just-in-time and in-line-sequences delivery schedules for many of its customers. The Company manufactures approximately 150 different instrumentation and information display modules and systems or variations of such systems.

MARKETS AND COMPETITION


     Markets in which the Company competes are highly competitive. The Company competes primarily based on quality, service, price, timely delivery and technological innovation. The Company's competitors include divisions of certain OEM customers and independent manufacturers of wire harnesses, actuators, switches and other products. The Company competes in North America in each of its four principal product categories (i) power distribution systems, (ii) switch products, (iii) instrumentation and information display products, and
(iv) actuator products. In the market for power distribution systems the Company estimates that it competes with approximately 10 manufacturers, including such major competitors as AFL (Alcoa-Fujikura Limited), Fargo Assembly Company, Delphi Automotive Systems (GM's component group) and Monona Wire Corporation. In the market for switch products the Company estimates that it competes with approximately 40 manufacturers, including such major competitors as, The Cherry Corporation, Eaton Corporation, ITT Automotive, Methode Electronics and TRW. In the market for instrumentation and information display products the Company estimates that it competes with approximately 10 manufacturers, including such major competitors as Ametek, Delphi Automotive Systems and VDO (a division of Mannesmann). In the market for actuator products the Company estimates that it competes with approximately 10 manufacturers, including such major competitors as, ITT Automotive, Kiekert, and Rockwell International Corporation. The Company believes that it is the leading North American manufacturer of (i) power and signal distribution systems for the agricultural vehicle market and (ii) driver instrumentation and information display systems for the medium and heavy duty truck markets. In the automotive market, where the Company focuses on component and module design and manufacturing, the Company believes it is the largest manufacturer of pedal assembly, chassis and door mounted hidden switches in North America and Europe. Many of the Company's principal competitors are larger and have greater financial and other resources than the Company. There can be no assurance that competitors will not be able to take actions, including developing new technology or products or offering prolonged reduced pricing, which could adversely affect the Company.


     The Company competes for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM usually will continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

PRODUCTION MATERIALS

     The principal production materials used in the Company's manufacturing processes include wire, cable, plastic housings, and certain electrical components such as fuses, relays, and connectors. The Company generally purchases such materials subject to annual contracts. Such materials are readily available from multiple sources, but the Company generally establishes collaborative relationships with a qualified supplier for each of its key production materials in order to lower costs and enhance service and quality.

PATENTS AND INTELLECTUAL PROPERTY

     The Company maintains and has pending various U.S. and foreign patents and other rights to intellectual property relating to its business, which it believes are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. The Company does not believe any single patent is material to its business, nor would the expiration or invalidity of any patent have a material adverse effect on its business or its ability to compete. The Company is not currently engaged in any infringement litigation, nor are there any claims pending by or against the Company.

PROPERTIES

     The Company (excluding Berifors properties) currently owns or leases nine manufacturing facilities, which together contain approximately one million square feet of manufacturing space. The following table provides information regarding the Company's facilities:

                                                                             OWNED/         SQUARE
           LOCATION                              USE                      LEASED STATUS     FOOTAGE
------------------------------  --------------------------------------    -------------     -------
Arlington Heights, Illinois     Sales/Engineering Office                     Leased           1,000
Boston, Massachusetts           Division Office & Manufacturing;
                                Actuator Products                             Owned         166,100
Canton, Massachusetts           Division Office & Manufacturing;
                                Switch Products                               Owned         126,500
Cortland, Ohio                  Engineering Office                           Leased          11,400
El Paso, Texas                  Office/Warehouse; Instrument and
                                Information Display Products and Power
                                Distribution Products                        Leased          22,400
Greenwood, South Carolina(1)    Manufacturing; Power Distribution
                                Products                                     Leased          56,000
Kent, Ohio                      Manufacturing; Power Distribution
                                Products                                      Owned          70,000
Mebane, North Carolina          Manufacturing; Power Distribution
                                Products                                     Leased          51,000
Northhampton, Massachusetts     Sales/Engineering Office                     Leased             200
Orwell, Ohio                    Manufacturing; Power Distribution
                                Products                                      Owned          72,000
Portland, Indiana               Manufacturing; Power Distribution
                                Products                                      Owned         196,000
Southfield, Michigan            Sales/Engineering Office                     Leased           4,200
Warren, Ohio                    Corporate Office                              Owned           7,500
Warren, Ohio                    Division Office                              Leased          15,300
Chihuahua, Mexico               Manufacturing; Power Distribution
                                Products                                      Owned         133,000
Eschborn, Germany               Sales/Engineering Office                     Leased             100
Juarez, Mexico                  Manufacturing; Instrument and
                                Information Display Products                  Owned         178,000
Sao Paulo, Brazil               Sales/Engineering Office                     Leased             200

---------------

(1) Plant idled in first quarter of 1997.

     Berifors leases a production facility in Orebro, Sweden, a technical center in Bromma, Sweden, and sales offices in Munich, Germany and Stuttgart, Germany.

EMPLOYEES

     As of June 30, 1997, the Company, including Berifors, had approximately 4,000 employees, approximately 1,100 of whom were salaried and the balance of whom were paid on an hourly basis. Except for certain employees located in Chihuahua, Mexico, and Orebro and Stockholm, Sweden, the Company's employees are not represented by a union. The Company believes that its relations with its employees are excellent. The Company believes strongly in employee education and sponsors a number of educational opportunities and programs for its employees.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances, and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in the property. This liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. Furthermore, a person that arranges for the disposal of a hazardous substance at another property or transports a hazardous substance for disposal or treatment at another property may be liable for the costs of removal or remediation of hazardous substances at that property, regardless of whether the person owns or operates that property. The costs of any such remediation or removal may be substantial, and the presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect the property owner's ability to sell or lease the property or to borrow using it as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials, impose certain worker protection and notification requirements, and govern emissions of and exposure to asbestos fibers in the air. Other federal, state and local laws, ordinances, and regulations and the common law impose on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. These conditions and activities include, for example, the presence of lead in drinking water, the presence of lead-containing paint in occupied structures, and the ownership or operation of underground storage tanks. Failure to comply with applicable requirements could result in difficulty in the lease or sale of any affected property or the imposition of monetary penalties, in addition to the costs required to achieve compliance and potential liability to third parties. The Company may be potentially liable for such costs or claims in connection with the ownership or operation of its properties.

     The Company believes it conducts all its operations in compliance in all material respects with the applicable environmental and occupational health and safety laws. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or at any associated off-site disposal location, if contamination from prior activities is discovered at any of the Company's properties, or if noncompliance with environmental regulations or permits is discovered, the Company may be held liable and the amount of such liability could be material.

     The Company regularly conducts an environmental assessment consistent with recognized standards of due diligence on properties and businesses which it acquires. To date, these assessments have not identified contamination in respect to acquired properties that would be reasonably likely to result in a material adverse effect on the Company's business, results of operations, or financial condition. As a general rule, the Company intends to use such assessments as part of the evaluation of proposed acquisitions. However, there can be no assurance that environmental assessments have identified, or will in the future identify, all material liabilities relating to the Company's properties and businesses, that any indemnification agreements that can be negotiated will cover all potential liabilities, or that changes in cleanup requirements or subsequent events at the Company's properties or at off-site locations will not result in significant costs to the Company.

     None of the Company's properties are the subject of any local, state or federal inquiry or investigation involving compliance with any environmental regulations.

LITIGATION

     The Company has no pending litigation which it believes will have a material adverse impact upon the Company. The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products causes personal injury or death to users of the Company's products, and there can be no assurance that the Company will not experience any material product liability losses in the future. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in a government-imposed or OEM-instituted recall involving such products. The Company maintains insurance against such liability claims.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company. The directors named below have been elected to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers of the Company serve at the pleasure of the Board of Directors.

             NAME                AGE                           POSITION
------------------------------   ---    ------------------------------------------------------
D.M. Draime                      64     Chairman of the Board of Directors, Assistant
                                        Secretary and Director
Cloyd J. Abruzzo                 47     President, Chief Executive Officer, Assistant
                                        Treasurer and Director
Kevin P. Bagby                   46     Chief Financial Officer and Treasurer
Sten Forseke                     38     Vice President of the Company(1) and Managing Director
                                        of Berifors
Gerald V. Pisani                 57     Vice President of the Company and President of Pollak
                                        Engineered Products Group
David L. Thomas                  48     Vice President of the Company and President of
                                        Alphabet Group
Avery S. Cohen                   60     Secretary and Director
Richard E. Cheney                76     Director
Sheldon J. Epstein               59     Director
Earl L. Linehan                  56     Director

---------------

(1) Effective upon the acquisition of Berifors as described under "The Company -- Acquisitions."

     D.M. Draime, founder of the Company, has served as Chairman of the Board of Directors of the Company and its predecessors since 1965 and as a director of the Company since 1988.

     Cloyd J. Abruzzo has served as President and Chief Executive Officer of the Company or its predecessors since June 1993 and as a director of the Company since 1993. From 1984 to June 1993, Mr. Abruzzo was the Vice President and Chief Financial Officer of the Company or its predecessor. Mr. Abruzzo serves as a director of Second National Bank of Warren.

     Kevin P. Bagby has served as Vice President and Chief Financial Officer since joining the Company in July 1995. Mr. Bagby was employed by Kelsey-Hayes as Director of Business Analysis from June 1994 to July 1995 and as Director of Finance for the Foundation Brakes Business Unit from January 1991 to June 1994.

     Sten Forseke has served as the co-founder and Managing Director of Berifors since 1988.

     Gerald V. Pisani has served as Vice President of the Company since 1989 and President of the Pollak Engineered Products Group since 1985.

     David L. Thomas has served as Vice President of the Company and President of the Company's Alphabet Group since 1989.

     Avery S. Cohen has served as Secretary and a director of the Company since 1988. He has been a partner in the law firm of Baker & Hostetler LLP since 1993. From 1989 to 1993, Mr. Cohen was a partner with the law firm of Benesch, Friedlander, Coplan & Aronoff.

     Richard E. Cheney has served as a director of the Company since 1988. From 1992 to 1993, he was Chairman Emeritus of Hill & Knowlton, Inc. and from 1987 to 1990 was Chairman of the Board of Directors of Hill & Knowlton, Inc., a public relations firm. Mr. Cheney serves as a director of Rowe Furniture, Inc., Chattem, Inc., and Alpine Lace Brands, Inc.

     Sheldon J. Epstein has served as a director of the Company since 1988. He has been the managing member of Epstein, Woods & Dwyer, P.L.C., an independent public accounting firm, since 1995. From 1992 to 1994, Mr. Epstein was the managing partner of Epstein, Rehbock & Applebaum, an independent public accounting firm.

     Earl L. Linehan has served as a director of the Company since 1988. Since 1983, he has been the President of Woodbrook Capital Inc., a venture capital and investment firm. Since 1988, he has served as Chairman of Strescon Industries, Inc., a concrete manufacturer.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has Audit, Compensation and Stock Option Committees. Each of these committees is comprised of the Company's three outside directors, Messrs. Cheney, Epstein and Linehan. Members of each committee serve at the pleasure of the Board.

     Audit Committee. The Company's Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees, reviews the independent public accountants' management letters and the Company's responses, reviews the adequacy of the Company's internal accounting controls, and reviews major accounting or reporting changes.

     Compensation Committee. The Company's Compensation Committee reviews employment, development, reassignment and compensation matters involving corporate officers and other executive level employees, including issues relating to salary, bonus and incentive arrangements.

     Stock Option Committee. The Company's Stock Option Committee administers the Company's Long-Term Incentive Plan.

INDEMNIFICATION

     The Company's Code of Regulations provides for the indemnification of directors and officers of the Company to the maximum extent permitted by Ohio law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification. The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

COMPENSATION OF DIRECTORS

     Each member of the Company's Board of Directors who is not an employee of the Company receives an annual fee of $16,000 for serving as a director of the Company and receives a fee of $1,000 for each Board meeting attended. There is no additional fee received for attending committee meetings. Directors who are also employees of the Company do not receive any additional compensation for their services as directors. The Company reimburses out-of-pocket expenses incurred by all directors in connection with attending Board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     During the fiscal year ended December 31, 1996, Avery S. Cohen, a partner in Baker & Hostetler LLP, which provides legal services to the Company, and D.M. Draime served as members of the Company's compensation committee. Following the Offering, the Compensation Committee will not include Messrs. Cohen or Draime or any person who has been an executive officer of the Company.

LONG-TERM INCENTIVE PLAN

     The Company's Board of Directors adopted the Company's Long-Term Incentive Plan (the "Plan") on August 5, 1997. The Plan will be submitted for the approval of the Company's shareholders prior to consummation of the Offering. The purpose of the Plan is to enable the Company to attract, retain and reward key employees of the Company and its affiliates and to strengthen the mutuality of interest between such key employees and the Company's shareholders. Grants of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights, share appreciation rights in tandem with options ("SARs"), other share-based awards, or any combination thereof, may be issued under the Plan to officers and key employees who are responsible for or contribute to the management, growth or profitability of the business of the Company and its affiliates. The Stock Option Committee administers the Plan and is responsible for determining the type, amount and timing of grants and awards. The members of the Stock Option Committee are not eligible to participate in the Plan. The Company has reserved 1,000,000 Common Shares for issuance under the Plan. No participant in the Plan may be granted stock options or other share awards in any calendar year for more than 300,000 Common Shares. In connection with the Offering, the Company expects to grant options to purchase an aggregate of 500,000 Common Shares to officers and other management employees with an exercise price equal to the initial public offering price. The options will vest two years after the date of grant. Options are expected to be granted to the Named Executive Officers as follows: Mr. Abruzzo -- 200,000; Mr.
Pisani -- 100,000; Mr. Bagby -- 50,000; and Mr. Thomas -- 25,000.

     The term of each option granted under the Plan may not exceed ten years from the date of grant, and the exercise price of share options may not be less than 100% of the fair market value (as defined in the Plan) of the shares on the date the option is granted. The Stock Option Committee may grant tandem SARs to any person granted an option under the Plan. Each tandem SAR will represent the right to receive, in cash or shares as the Stock Option Committee determines, a distribution in an amount equal to the excess of the fair market value of the option shares (to which the SAR corresponds) on the date of exercise over the exercise price for those shares. Each tandem SAR expires at the same time as its corresponding option. The exercise of an option will result in an immediate forfeiture of its corresponding SAR, and the exercise of an SAR will cause an immediate forfeiture of its corresponding option. The Plan provides that all options and tandem SARs will become exercisable on a change in control (as defined in the Plan) of the Company.

     The Stock Option Committee may award Common Shares under the Long-Term Incentive Plan and may place restrictions on the transfer or defer the date of receipt of those shares. Each award will specify any applicable restrictions or deferral date, the duration of those restrictions, and the time at which the restrictions lapse. Participants may be required to deposit shares with the Company during the period of any restrictions. The Stock Option Committee may also grant share purchase rights for which the purchase price may not be less than 100% of the fair market value (as defined in the Plan) on the date of grant.

     The Stock Option Committee may grant other awards of shares and other awards that are valued or otherwise based on the Company's Common Shares. The Plan provides for vesting, exercise or forfeiture of rights granted under the Plan on death, disability, termination of employment or a change of control. The Board of Directors may modify, suspend or terminate the Plan as long as it does not impair the rights of any participant.

EXECUTIVE COMPENSATION

     Summary of Cash and Certain Other Compensation. The following table sets forth information with respect to all compensation earned by the chief executive officer and the other four most highly compensated executive officers of the Company (each a "Named Executive Officer") for services rendered during the year ended December 31, 1996. The Company does not have employment agreements with any of its employees.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                              ANNUAL COMPENSATION              NUMBER OF
                                      ------------------------------------     SECURITIES
                                                              OTHER ANNUAL     UNDERLYING
                                       SALARY      BONUS      COMPENSATION      OPTIONS          ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR      ($)         ($)           ($)             (#)         COMPENSATION(1)
----------------------------  ----    --------    --------    ------------    ------------    ---------------
Cloyd J. Abruzzo,             1996    $204,000    $250,000      $ 10,142            --                  --
  President and Chief
    Executive Officer         1995     192,000     200,000         9,624            --                  --
                              1994     180,000     180,000         9,274            --                  --
D.M. Draime,                  1996    $189,600    $250,000      $  9,359            --           $ 174,157
  Chairman of the Board of
    Directors                 1995     189,600     700,000         6,324            --             174,990
                              1994     189,600     750,000         8,449            --             177,263
Gerald V. Pisani,             1996    $159,000    $140,000      $  7,589            --                  --
  President of Pollak Group   1995     159,000     130,000         6,324            --                  --
                              1994     150,000     115,000         5,974            --                  --
David L. Thomas,              1996    $144,000    $110,000      $  4,712            --                  --
  President of Alphabet
    Group                     1995     132,000     108,000         3,300            --                  --
                              1994     132,000     100,000         3,300            --                  --
Kevin P. Bagby,               1996    $120,000    $ 65,000      $    945        34,771                  --
  Chief Financial Officer(2)  1995      55,000      40,000           445            --                  --

---------------

(1) Represents the aggregate amount of life insurance premiums paid by the Company on a split-dollar life insurance policy. See "Certain Transactions."

(2) Mr. Bagby's employment with the Company commenced in July 1995.

     Option Grants. The following table sets forth information regarding grants of share options made to the Named Executive Officers during 1996:

                             OPTION GRANTS IN 1996

                                                       NUMBER OF
                                                       SECURITIES   PERCENTAGE OF
                                                       UNDERLYING   TOTAL OPTIONS
                                                        OPTIONS      GRANTED TO
                                                        GRANTED     EMPLOYEES IN     EXERCISE PRICE    EXPIRATION
                        NAME                              (#)        FISCAL YEAR       PER SHARE          DATE
-----------------------------------------------------  ---------    -------------    --------------    ----------
Cloyd J. Abruzzo.....................................         --           --                 --            --
D.M. Draime..........................................         --           --                 --            --
Gerald V. Pisani.....................................         --           --                 --            --
David L. Thomas......................................         --           --                 --            --
Kevin P. Bagby.......................................  34,771(1)          7.9%          $   5.74           (1)

---------------

(1) On June 30, 1996, the Company granted an option (the "Option") to Kevin P. Bagby to purchase 34,771 Class B Common Shares of the Company (the "Option Shares"). The Option, which had no expiration date, gave Mr. Bagby the right to purchase the Option Shares at a purchase price of $5.74 per share. Mr. Bagby exercised the Option on August 7, 1997.

     Option Holdings. The following table sets forth information with respect to the options exercised by executive officers of the Company during 1996 and the aggregate number and value of shares underlying unexercised options held by each Named Executive Officer as of December 31, 1996:

                      AGGREGATED OPTION EXERCISES IN 1996
                        AND 1996 YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                    SHARES                            OPTIONS AS OF                     AS OF
                                   ACQUIRED                         DECEMBER 31, 1996            DECEMBER 31, 1996($)
                                      ON            VALUE       --------------------------    --------------------------
              NAME                EXERCISE(#)    REALIZED($)    EXERCISABLE/ UNEXERCISABLE    EXERCISABLE/ UNEXERCISABLE
--------------------------------  -----------    -----------    ------------ -------------    ------------ -------------
Cloyd J. Abruzzo................         --              --           --             --             --             --
D.M. Draime.....................         --              --           --             --             --             --
Gerald V. Pisani................         --              --           --             --             --             --
David L. Thomas.................     69,547       $  90,065(1)        --             --             --             --
Kevin P. Bagby..................         --              --           --         34,771             --        $30,950(1)

---------------

(1) These values are based on the deemed fair market value of the option shares at December 31, 1996 (based on the price at which the Company had the right to acquire the shares under certain circumstances), less the exercise prices payable for such shares.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Shares as of September 15, 1997 (assuming the recapitalization described in Description of Capital Shares) by (i) each of the Company's directors and Named Executive Officers, (ii) each person who is known by the Company to beneficially own five percent or more of the outstanding Common Shares, and (iii) all of the directors and executive officers of the Company as a group.

                                                       SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                       OWNED PRIOR TO THE         OWNED AFTER THE
                                                        COMBINED OFFERING        COMBINED OFFERING
                                                      ---------------------    ---------------------
                       NAME(1)                          NUMBER      PERCENT      NUMBER      PERCENT
----------------------------------------------------- ----------    -------    -----------   -------
D.M. Draime(2).......................................  7,004,628      48.6%      7,004,628     32.7%
Scott N. Draime(3)...................................  2,312,989      16.0       2,312,989     10.8
Jeffrey P. Draime(4).................................  1,903,521      13.2       1,903,521      8.9
Cloyd J. Abruzzo(5)..................................  1,840,656      12.8       2,014,393      9.4
Rebecca M. Gang(6)...................................  1,290,435       9.0       1,290,435      6.0
Avery S. Cohen(7)(8).................................    532,694       3.7         546,125      2.5
Sheldon J. Epstein(8)................................    408,214       2.8         421,645      1.9
Gerald V. Pisani(9)..................................    336,447       2.3         466,400      2.2
David L. Thomas......................................     69,542         *          96,403        *
Kevin P. Bagby.......................................     34,771         *          48,202        *
Richard E. Cheney....................................     34,771         *          48,202        *
Earl L. Linehan......................................     34,771         *          48,202        *
Sten Forseke.........................................         --        --         352,031      1.6
All directors and executive officers of the Company
  as a group (10 persons)............................ 10,296,494      71.5%     11,046,231     51.5%

---------------

* Less than one percent.

(1) Unless otherwise indicated, the beneficial owner has sole voting and investment power over such shares. The information regarding the beneficial ownership of Common Shares owned after the Combined Offering includes Common Shares acquired pursuant to the Management Reinvestment. See "S Corporation Distribution and Management Reinvestment."

(2) Includes 1,363,456 Common Shares held by Mr. Draime as executor of the Estate of Steven A. Draime and 5,641,172 Common Shares held in trust for the benefit of Mr. Draime of which Mr. Draime is trustee. The address of Mr. Draime is 9400 East Market Street, Warren, Ohio 44484.

(3) Includes 818,240 Common Shares held in trust for the benefit of Scott N. Draime of which Scott N. Draime is trustee, 124,481 Common Shares held in trust for the benefit of Scott N. Draime, of which Avery S. Cohen and Sheldon J. Epstein are co-trustees, 1,022,554 Common Shares held in trusts for the benefit of Jeffrey P. Draime's and Rebecca M. Gang's children of which Scott N. Draime is trustee, and 347,714 shares held in trust for the benefit of Scott N. Draime of which Cloyd J. Abruzzo is trustee. The address of Scott N. Draime is 9400 East Market Street, Warren, Ohio 44484.

(4) Includes 886,114 Common Shares held in trust for the benefit of Jeffrey P. Draime of which Jeffrey P. Draime is trustee, 124,481 Common Shares held in trust for the benefit of Jeffrey P. Draime, of which Avery S. Cohen and Sheldon J. Epstein are co-trustees, 545,212 Common Shares held in trusts for the benefit of Scott N. Draime's children, and 347,714 shares held in trust for the benefit of Jeffrey P. Draime of which Cloyd J. Abruzzo is trustee. The address of Jeffrey P. Draime is 9400 East Market Street, Warren, Ohio 44484.
(5) Includes 299,590 Common Shares held in trust for the benefit of Cloyd J. Abruzzo of which Mr. Abruzzo is trustee, an aggregate of 1,390,856 Common Shares held in trusts for the benefit of D.M. Draime's children and grandchildren of which Mr. Abruzzo is trustee and an aggregate of 150,210 Common Shares held in trusts for the benefit of Cloyd J. Abruzzo's children of which Arthur Abruzzo, Cloyd J. Abruzzo's brother, is trustee. The address of Cloyd J. Abruzzo is 9400 East Market Street, Warren, Ohio 44484.

(6) Includes 124,481 Common Shares held in trust for the benefit of Rebecca M. Gang of which Avery S. Cohen and Sheldon J. Epstein are co-trustees and 347,714 shares shares held in trust for the benefit of Rebecca M. Gang of which Cloyd J. Abruzzo is trustee. The address of Rebecca M. Gang is 9400 East Market Street, Warren, Ohio 44484.

(7) Includes 124,481 Common Shares held under the Ohio Transfer to Minors Act for the benefit of William M. Draime and John A. Draime of which Mr. Cohen is custodian.

(8) Includes 373,443 Common Shares held in separate trusts for the benefit of Scott N. Draime, Jeffrey P. Draime and Rebecca M. Gang of which Mr. Cohen and Mr. Epstein are co-trustees.

(9) Includes 166,902 Common Shares held in separate trusts for the benefit of Gerald V. Pisani's children, of which Gerald V. Pisani's wife is the trustee.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS

     The Company believes that all of its past and current transactions with affiliates have been made and entered into on terms neither materially more nor materially less favorable to the Company than those available from unaffiliated third parties. The Company has adopted a policy that future transactions with affiliates will be submitted for approval by a majority of the Company's disinterested directors.

     Chip Supply, Inc. D.M. Draime and certain of his family members own in the aggregate 60.0%, and Cloyd J. Abruzzo owns 1.17%, of Chip Supply, Inc., a Florida corporation ("Chip"). From January 1, 1996 to September 30, 1996, Chip leased a building located in Orlando, Florida from the Company. During this lease period, the Company received lease payments in the aggregate amount of $235,200. On September 30, 1996, the Company sold the leased building to Chip for $2.2 million. Chip borrowed funds to purchase the building. Prior to September 15, 1997, the Company guaranteed the repayment of such loan to Chip. On June 30, 1997 the outstanding principal amount of the loan was approximately $2.1 million. Prior to September 15, 1997, the Company was also the guarantor for a $500,000 standby letter of credit issued in connection with this loan. As of July 31, 1997, there was no outstanding balance on the standby letter of credit.

     Alphabet Greenwood Facility. D.M. Draime is the sole owner of the Alphabet Division facility located in Greenwood, South Carolina. The Company leases the facility from Mr. Draime pursuant to a lease expiring on September 15, 2004. In each of 1994, 1995 and 1996, the Company made lease payments to Mr. Draime in the aggregate amount of $157,200. In February 1997, the Company restructured its operations and terminated its use of the Greenwood facility. The Company continues to make lease payments to Mr. Draime, and the Greenwood property is for sale.

     Hunters Square. D.M. Draime is a 25% owner of Hunters Square, Inc., an Ohio corporation ("HSI"), which owns Hunters Square, a shopping mall located in Warren, Ohio. The Company leases office space in Hunters Square for use as the headquarters of the Alphabet Division. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI in 1994, 1995 and 1996 were $118,763, $153,576 and $189,547, respectively. The Company continues to make lease payments as required under the lease agreement which terminates in June 2002.

     Technaflow, Inc. D.M. Draime, together with certain of his family members, owns 97.46%, and Cloyd J. Abruzzo owns 2.54%, of Technaflow, Inc., an Ohio corporation. The Company provides management services to Technaflow, Inc., including the review of operations and strategic initiatives, and has received a management fee of $300,000 annually from Technaflow, Inc. The Company has also paid the salary of the president of Technaflow, Inc., Wayne Reichard. Mr. Reichard was paid a salary of $177,912, $181,900 and $180,459 by the Company in 1994, 1995 and 1996, respectively. Effective September 1, 1997, all salary and benefits for Mr. Reichard are being paid by Technaflow, Inc. and the annual management fee paid to the Company was reduced to $60,000.

     Industrial Development Associates LP. Earl Linehan and D.M. Draime, as limited partners, own 11.81% and 10.00%, respectively, of Industrial Development Associates ("IDA"), a Maryland limited partnership real estate development company in which the Company is a 30% general partner. Alphabet, a division of the Company, has entered into a lease agreement with IDA pursuant to which the Alphabet Division leases a facility located in Mebane, North Carolina, until June 15, 2001. Alphabet is responsible for all maintenance, taxes and insurance. Alphabet made lease payments to IDA of $107,606, $103,372, and $111,631 for 1994, 1995, and 1996, respectively. In addition, Alphabet subleases warehouse space in the same industrial park as the Mebane facility from Baumgartner, Inc. Baumgartner, Inc. leases the space from IDA. Alphabet made sub-lease payments to Baumgartner, Inc. of $74,622, and $78,577 in 1995 and 1996, respectivley.

     Relationship with Counsel. Avery S. Cohen, a Director of the Company, is a partner in Baker & Hostetler LLP, a law firm which has served as general outside counsel for the Company since 1993 and is expected to continue to do so in the future.

     Insurance on the Life of D.M. Draime. The Company paid the premiums on a $12.0 million insurance policy on the life of D.M. Draime and C.M. Draime, D.M. Draime's wife. From 1993 through 1996, the Company recorded a receivable of $662,800 for premiums paid on this policy. Under the policy, upon the death of Mr. Draime and Mrs. Draime, a family trust will receive the amount of the life insurance policy less the aggregate amount of the premiums paid by the Company, which amount will be paid to the Company. Upon or prior to the completion of the Offering, the Company will be reimbursed $662,800 for the premiums paid on this policy by or on behalf of Mr. and Mrs. Draime.


     Shareholder Agreements. The Company, D.M. Draime and certain of the shareholders and persons owning options to purchase shares of the Company have entered into shareholder or share restriction agreements. Such agreements will terminate upon the consummation of the Offering.

                         DESCRIPTION OF CAPITAL SHARES

     As of September 1, 1997, the Company's authorized capital shares consisted of 32,724 Class A Common Shares, without par value (Voting), and 87,276 Class B Common Shares, without par value (Nonvoting) of which 15,465 and 87,837 shares, respectively, were issued and outstanding. In addition, 250 Class B Common Shares were reserved for issuance upon the exercise of options held by one employee. In anticipation of the Combined Offering, the Board of Directors and the current shareholders of the Company will adopt the Company's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") to authorize a single class of 60 million Common Shares, without par value, and five million preferred shares, without par value ("Preferred Shares"). Effective upon the filing of such amendment, each of the then existing Class A Common Shares and Class B Common Shares will be recapitalized into 139.0856 Common Shares. Except as otherwise expressly stated, all references in this Prospectus to the Company's Articles of Incorporation or its capital shares (including the Common Shares) are to such after effectiveness of such amendment and recapitalization. Immediately following completion of the Combined Offering, there are expected to be 21,445,287 Common Shares outstanding (22,322,787 Common Shares if the Underwriters' overallotment option is exercised in full), 1,000,000 Common Shares reserved for issuance pursuant to the Plan and no preferred shares outstanding.

COMMON SHARES

     Holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders do not have the right to cumulate their votes in the election of directors. Subject to the rights of holders of Preferred Shares, holders of Common Shares are entitled to receive dividends if, as and when dividends are declared from time to time by the Company's Board of Directors out of assets legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets of the Company after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Shares. The Common Shares have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Shares. The Common Shares being sold by the Company in the Combined Offering, when sold to the Underwriters and the Management Investors in the manner described in this Prospectus will be, and all currently outstanding Common Shares of the Company are, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED SHARES

     The Articles of Incorporation authorize the Board of Directors of the Company to fix the number of Preferred Shares and determine the designation of any series of the authorized Preferred Shares and to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any unissued series of Preferred Shares. As of the date of this Prospectus, the Company has not issued any Preferred Shares. The issuance of Preferred Shares could have the effect of delaying or preventing a change in control of the Company. The Company has no present intention to issue Preferred Shares.

CERTAIN PROVISIONS OF OHIO LAW

     Section 1701.59 of the Ohio Revised Code (the "Ohio Code") provides, with certain limited exceptions, that a director shall be held liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for its best interest. In addition, Section 1701.59 of the Ohio Code provides that a director of an Ohio corporation, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and may consider, in his discretion, any of the following: (1) the interests of the corporation's employees, suppliers, creditors and customers; (2) the economy of the State of Ohio and the nation; (3) community and societal considerations; and (4) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     The Ohio Code also authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or
(ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and director and the corporation. The Company's Code of Regulations provides for the indemnification of directors and officers of the Company to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Company, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     Chapter 1704 of the Ohio Code prohibits certain mergers, dispositions and acquisitions of assets, issuances or purchases of securities, liquidations or dissolutions, or reclassifications of the then outstanding shares of an Ohio corporation with 50 or more shareholders (an issuing public corporation) involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power (other than a current 10% shareholder that does not increase its present proportional interest) (an "Interested Shareholder"), unless (a) the applicable transaction is approved by the directors of the Company prior to the shareholder becoming an Interested Shareholder, (b) the acquisition of 10% of the voting power is approved by the directors prior to the shareholder becoming an Interested Shareholder, or (c) the transaction involves an Interested Shareholder who has been such for at least three years and the transaction is approved by holders of two-thirds of the voting power of the Company (or a lesser proportion provided in the articles of incorporation) and the holders of a majority of the voting power not held by the Interested Shareholder or certain minimum price and form of consideration requirements are met.

     Section 1701.041 of the Ohio Code regulates control bids for corporations in Ohio having certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. A control bid includes the purchase or offer to purchase any equity security of the Company from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the Company. Section 1707.043 of the Ohio Code, the so-called "green mail disgorgement" statute, provides an Ohio corporation, or in certain circumstances the shareholders of an Ohio corporation, the right to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     Under Section 1701.831 of the Ohio Code, the acquisition of shares entitling the holder to exercise certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power of the Company and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquiror, officers of the Company elected or appointed by the directors, and directors of the Company who are also employees of the Company and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition.

     It is possible that the foregoing provisions, as well as the ability of the Board to issue Preferred Shares, will discourage other persons from making a tender offer for or acquisition of substantial amounts of the Company's Common Shares, or may delay changes in control or management of the Company.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Shares is National City
Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Combined Offering, the Company will have outstanding 21,445,287 Common Shares, assuming no exercise of the Underwriters' overallotment option. The Common Shares sold in the Combined Offering will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or further registration under the Securities Act. All of the remaining 15,159,630 outstanding shares are "restricted securities" as the term is defined in Rule 144 (the "Restricted Shares"), and may not be sold in the public market except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

     Each of the Company and the directors, executive officers and the other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ended 180 days after the date hereof, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchaser or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause
(i) or (ii) above is to be settled by delivery of Common Shares or such other securities, or otherwise. The number of outstanding shares subject to the lockup arrangements that will be available for sale in the public market, subject to compliance with Rule 144 upon expiration of the 180-day lockup period, will be approximately 14 million shares. See "Underwriters."

     In general, under Rule 144 as currently in effect, a person who has (or persons whose shares are aggregated who have) beneficially owned shares for at least one year, including an "affiliate," as that term is defined below, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding number of shares and (ii) the average weekly trading volume of the shares during the four calendar weeks preceding that sale. Sales pursuant to Rule 144 are also subject to certain manner-of-sale restrictions, notice requirements and the availability of information about the Company. A person who is not deemed an "affiliate" of the Company, and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, that issuer. Upon completion of the Combined Offering, approximately 14 million of the Restricted Shares will be eligible for sale under Rule 144, subject to the limitations described above and subject to the 180-day lock-up period, and an additional 438,113 Common Shares and 757,063 Common Shares will be eligible for sale under Rule 144, subject to the limitations described above, in August 1998 and October 1998, respectively.

     In addition, any employee, officer or director of or consultant of the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Prior to the date of this Prospectus, there has been no public market for the Common Shares. Trading of the Common Shares is expected to commence following the completion of the Combined Offering. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares (including shares issued on the exercise of options), or the perception that such sales could occur, could adversely affect the market price of the Common Shares.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                     FOR NON-U.S. HOLDERS OF COMMON SHARES

     The following discussion concerns certain United States federal income and estate tax consequences of the ownership and disposition of Common Shares applicable to Non-U.S. Holders of shares of the Common Shares. For purposes of this discussion, a "Non-U.S. Holder" is any person or entity other than (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes, regardless of its source. This discussion (i) does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder in light of his or her particular circumstances, (ii) is based on current law which is subject to change (possibly on a retroactive basis), (iii) does not address all aspects of federal income and estate taxation, and (iv) does not deal with foreign, state, or local consequences that may be relevant to Non-U.S. Holders. Accordingly, each prospective investor is urged to consult its own tax advisor regarding the United States federal, state, local and non-U.S. income, estate, and other tax consequences of holding and disposing of shares of Common Shares.

DIVIDENDS

     If dividends are paid to a Non-U.S. Holder, such Holder will be subject, except as described below, to United States withholding tax at a 30% rate or a lower rate specified by an applicable tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country generally are presumed under current Treasury Regulations to be paid to a resident of that country, absent knowledge that such presumption is not warranted. However, under Proposed Treasury Regulations that have not yet been put into effect, to claim the benefit of a lower rate of withholding specified in a treaty, Non-U.S. Holders of Common Shares would be required to file certain forms with the payor of the dividends. A Non-U.S. Holder eligible for a rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund.

     Dividends will not be subject to withholding if they are either (i) effectively connected with a trade or business carried on by the Non-U.S Holder within the United States, or (ii) attributable to a United States permanent establishment maintained by the Non-U.S. Holder to which a tax treaty applies, and the Non-U.S. Holder files certain forms with the payor of dividends. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment will generally be subject to United States federal income tax at regular rates and, in the case of a Non-U.S. Holder that is a corporation, may be subject to the branch profits tax at a rate of 30% (or lower rate specified by an applicable tax treaty).

GAIN ON DISPOSITION

     A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of Common Shares unless (i) the Company is or has been a "U.S. real property holding corporation," as defined in Section 897(c)(2) of the Code, for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and the Non-U.S. Holder disposing of the Common Shares owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of outstanding Common Shares; (ii) the gain is effectively connected with the conduct of a trade or business within the United States carried on by the Non-U.S. Holder or, if a tax treaty applies, attributable to a permanent establishment maintained within the United States by a Non-U.S. Holder; (iii) in the case of a Non-U.S. Holder who is an individual, the holder holds the Common Shares as a capital asset and is present in the United States for 183 days or more during the taxable year of the disposition, and either (A) such Non-U.S. Holder has a "tax home," for U.S. federal income tax purposes, in the United States, and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country, or (B) the gain from the disposition is attributable to an office or fixed place of business maintained by such Non-U.S. Holder in the United States; or (iv) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.

ESTATE TAX

     Common Shares owned or treated as owned by an individual Non-U.S. Holder at the date of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. Under current Treasury Regulations United States backup withholding (which generally is a withholding requirement imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Shares to a Non-U.S. Holder at an address outside the United States. However, under Proposed Treasury Regulations that have not yet been put into effect, dividends paid on Common Shares to a Non-U.S. Holder would be subject to backup withholding unless certain forms are filed with the payor of the dividends.

     The payment of the proceeds from the disposition of Common Shares by a Non-U.S. Holder to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its name, address and status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Shares to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will generally not be subject to information reporting. However, unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder, information reporting (but not backup withholding) will apply to dispositions through a non- U.S. office of a Non-U.S. broker that is a United States person, a United States "controlled foreign corporation" for United States federal income tax purposes, or a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business. Under Proposed Treasury Regulations, backup withholding would also apply to proceeds from dispositions of Common Shares if the broker has actual knowledge that the payee is a United States person.

     The backup withholding and information reporting rules currently are under review by the Treasury Department, and their application to Common Shares is likely to change.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, and Donaldson, Lufkin & Jenrette Securities Corporation are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of Common Shares set forth opposite the names of such Underwriters below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated.......................................
      Donaldson, Lufkin & Jenrette Securities Corporation.....................

                                                                                ---------
      Subtotal................................................................  4,680,000
                                                                                ---------
    International Underwriters:
      Morgan Stanley & Co. International Limited..............................
      Donaldson, Lufkin & Jenrette Securities Corporation.....................

                                                                                ---------
      Subtotal................................................................  1,170,000
                                                                                ---------
         Total................................................................  5,850,000
                                                                                =========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares offered hereby (other than those covered by the U.S. Underwriters' overallotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and

Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All Common Shares to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Common Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $          a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of
$          a share to other Underwriters or to certain dealers. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional Common Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Common Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of Common Shares set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of Common Shares offered by them.

     The Common Shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "SRI."

     Each of the Company and the directors, executive officers and the other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, and subject to certain exceptions it, will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of Common Shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to Common Shares or other securities acquired in open market transactions after the completion of the offering of the Shares.

     In order to facilitate the Offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Shares in the offering, if the syndicate repurchases previously distributed Common Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     At the request of the Company, the Underwriters have reserved for sale up to 300,000 of the Common Shares offered hereby for sale at the initial offering price to certain officers and employees of the Company. The number of Common Shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. All purchasers of the Common Shares reserved pursuant to this paragraph who are also directors or executive officers of the Company will be required to enter into agreements identical to those described above restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.


     Donaldson, Lufkin & Jenrette Securities Corporation has agreed to pay (out of the fees it receives in the underwriting) an affiliate of Pershing Trading Company, L.P., an NASD member and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, a nominal fee for introducing Donaldson, Lufkin & Jenrette Securities Corporation to the Company.


PRICING OF THE OFFERING

     Prior to the Offering, there has been no public market for the Common Shares. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                    EXPERTS

     The audited financial statements and schedule of the Company, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Shares offered hereby will be passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio. Avery S. Cohen, secretary and a director of the Company and the beneficial owner of 532,694 Common Shares, is a partner in Baker & Hostetler LLP and is expected to purchase an additional 13,431 Common Shares in the Management Reinvestment. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis, Chicago, Illinois.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act with respect to the Common Shares offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement (certain portions of which have been omitted as permitted by the rules and regulations of the Commission), and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Shares to which this Prospectus relates. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete (although such statements constitute the information which is required to be stated herein or which is material to investors), and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60606. You can request copies of these documents, upon payment of a duplication fee, by writing to the Commission. Please

                       STONERIDGE, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants............................................     F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997......     F-3
Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and
  1996 and for the Six Months Ended June 30, 1996 and 1997..........................     F-4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
  1994, 1995 and 1996 and for the Six Months Ended June 30, 1997....................     F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995
  and 1996 and for the Six Months Ended June 30, 1996 and 1997......................     F-6
Notes to Consolidated Financial Statements..........................................     F-7
Schedule II -- Valuation and Qualifying Accounts....................................    F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Stoneridge, Inc.:

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. (an Ohio corporation) and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stoneridge, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements and included on page F-17 of this Prospectus is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Cleveland, Ohio,
March 24, 1997 (except with respect to the
             matters discussed in Notes 5, 9, 11 and 14 as to which the date is September 15, 1997).

                       STONERIDGE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                                       DECEMBER 31,                    PRO FORMA
                                                   --------------------    JUNE 30,  JUNE 30, 1997
                                                     1995        1996        1997      (NOTE 12)
                                                   --------    --------    --------  --------------
                                                                                 (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents......................  $    282    $    357    $      7     $      7
  Accounts receivable, less allowance for
     doubtful accounts of $453, $265, and $287...    49,477      46,783      51,753       51,753
  Inventories....................................    26,428      30,158      31,135       31,135
  Deferred income taxes..........................        --          --          --        4,357
  Prepaid expenses and other.....................     9,243       5,357       5,541        5,541
                                                   --------    --------    --------     --------
     Total current assets........................    85,430      82,655      88,436       92,793
                                                   --------    --------    --------     --------
Property, Plant and Equipment, net...............    54,767      55,200      55,721       55,721
Other Assets:
  Goodwill and other intangibles, net............    31,860      30,769      30,193       30,193
  Investments and other..........................       241       9,863       9,479        9,479
                                                   --------    --------    --------     --------
Total Assets.....................................  $172,298    $178,487    $183,829     $188,186
                                                   ========    ========    ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..............  $    311    $  3,001    $    200     $    200
  Accounts payable...............................    34,219      21,365      26,251       26,251
  Accrued expenses and other.....................    16,049      17,232      23,526       23,526
  Accrued shareholder distributions..............        --       1,100          --       76,500
                                                   --------    --------    --------     --------
     Total current liabilities...................    50,579      42,698      49,977      126,477
                                                   --------    --------    --------     --------
Long-Term Debt, net of current portion...........    47,999      51,156      34,109       31,595
Deferred Income Taxes............................        --          --          --        6,468
                                                   --------    --------    --------     --------
     Total long term liabilities.................    47,999      51,156      34,109       38,063
                                                   --------    --------    --------     --------
Shareholders' Equity:
  Common shares, without par value, 60,000,000
     authorized, 13,908,560 issued and
     outstanding at December 31, 1995 and
     13,964,448 outstanding at December 31, 1996
     and June 30, 1997, stated at................        --          --          --           --
  Additional paid-in capital.....................     7,958       9,195       9,370       23,646
  Retained earnings..............................    65,762      75,438      90,373           --
                                                   --------    --------    --------     --------
                                                     73,720      84,633      99,743       23,646
                                                   --------    --------    --------     --------
Total Liabilities and Shareholders' Equity         $172,298    $178,487    $183,829     $188,186
                                                   ========    ========    ========     ========

        The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                       STONERIDGE, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                   (in thousands, except for per share data)

                                               FOR THE YEARS ENDED             FOR THE SIX MONTHS
                                                   DECEMBER 31,                  ENDED JUNE 30,
                                         --------------------------------     --------------------
                                           1994        1995        1996         1996        1997
                                         --------    --------    --------     --------    --------
                                                                                  (UNAUDITED)
Net Sales..............................  $225,531    $278,043    $363,748     $178,965    $218,787
Costs and Expenses:
  Cost of goods sold...................   164,974     211,712     288,142      141,339     165,610
  Selling, general and administrative
     expenses..........................    32,542      37,509      46,694       24,309      25,212
                                         --------    --------    --------     --------    --------
       Operating income................    28,015      28,822      28,912       13,317      27,965
  Gain on sale of fixed assets.........        --          --          --           --      (1,733)
  Interest expense, net................     2,344       2,014       4,317        1,861       1,863
                                         --------    --------    --------     --------    --------
Income Before Income Taxes.............    25,671      26,808      24,595       11,456      27,835
                                         --------    --------    --------     --------    --------
Provision for Income Taxes:
  State and local income taxes.........       460         654         524          263         325
  Income tax benefit from the
     elimination of deferred federal
     income taxes......................    (1,455)         --          --           --          --
                                         --------    --------    --------     --------    --------
                                             (995)        654         524          263         325
                                         --------    --------    --------     --------    --------
Net Income.............................  $ 26,666    $ 26,154    $ 24,071     $ 11,193    $ 27,510
                                         ========    ========    ========     ========    ========
PRO FORMA INCOME DATA (NOTE 12)
  (UNAUDITED):
Income before income taxes.............                          $ 24,595                 $ 27,835
Pro forma adjustment -- Income taxes...                            10,295                   11,586
                                                                 --------                 --------
Pro forma net income...................                          $ 14,300                 $ 16,249
                                                                 --------                 --------
Pro forma net income per share.........                          $    .56                 $    .64
                                                                 ========                 ========
Pro forma weighted average shares
  outstanding..........................                            25,469                   25,469
                                                                 ========                 ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       STONERIDGE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (in thousands)

                                                              ADDITIONAL
                                                               PAID-IN       RETAINED
                                                               CAPITAL       EARNINGS      TOTAL
                                                              ----------     --------     --------
BALANCE, DECEMBER 31, 1993..................................    $7,958       $ 41,988     $ 49,946
  Net income................................................        --         26,666       26,666
  Distributions declared....................................        --        (13,500)     (13,500)
                                                                ------       --------     --------
BALANCE, DECEMBER 31, 1994..................................     7,958         55,154       63,112
  Net income................................................        --         26,154       26,154
  Distributions declared....................................        --        (15,546)     (15,546)
                                                                ------       --------     --------
BALANCE, DECEMBER 31, 1995..................................     7,958         65,762       73,720
  Net income................................................        --         24,071       24,071
  Stock options exercised, net..............................       225             --          225
  Compensation expense from stock option plans..............       450             --          450
  Capital contribution......................................       562             --          562
  Distributions declared....................................        --        (14,395)     (14,395)
                                                                ------       --------     --------
BALANCE, DECEMBER 31, 1996..................................     9,195         75,438       84,633
  Net income (unaudited)....................................        --         27,510       27,510
  Compensation expense from stock option plans
     (unaudited)............................................       175             --          175
  Distributions declared (unaudited)........................        --        (12,575)     (12,575)
                                                                ------       --------     --------
BALANCE, JUNE 30, 1997 (UNAUDITED)..........................    $9,370       $ 90,373     $ 99,743
                                                                ======       ========     ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       STONERIDGE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                  FOR THE YEARS ENDED          FOR THE SIX MONTHS
                                                     DECEMBER 31,                ENDED JUNE 30,
                                             -----------------------------    --------------------
                                              1994       1995       1996        1996        1997
                                             -------    -------    -------    --------    --------
                                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
  Net income...............................  $26,666    $26,154    $24,071    $ 11,193    $ 27,510
  Adjustments to reconcile net income to
     net cash from operating activities --
     Depreciation and amortization.........    6,870      7,979      9,966       5,118       6,138
     Gain on sale of fixed assets..........       --         --         --          --      (1,733)
     Compensation expense for stock option
       plans...............................       --         --        450          --         175
     Income tax benefit from the
       elimination of deferred federal
       income taxes........................   (1,455)        --         --          --          --
     Changes in operating assets and
       liabilities --
       Accounts receivable, net............   (4,898)   (18,504)     2,694       7,525      (4,195)
       Inventories.........................   (6,442)    (4,495)    (3,730)     (3,414)     (1,031)
       Prepaid expenses and other assets...    1,796     (4,609)     4,599         706        (456)
       Other assets, net...................     (145)        23     (1,014)          3        (332)
       Accounts payable....................    1,650     19,560    (12,854)    (12,325)      5,014
       Accrued expenses and other
          liabilities......................    1,450      3,262      1,089         948       4,839
                                             -------    -------    -------    --------    --------
          Net cash from operating
            activities.....................   25,492     29,370     25,271       9,754      35,929
                                             -------    -------    -------    --------    --------
INVESTING ACTIVITIES:
  Equity investment........................       --         --     (8,834)     (8,834)         --
  Capital expenditures.....................   (9,046)   (14,767)   (14,083)    (10,159)     (6,373)
  Proceeds from sale of property, plant and
     equipment.............................    2,600         --      4,850         458       2,504
  Assets purchased through acquisition.....       --    (18,800)        --          --          --
                                             -------    -------    -------    --------    --------
          Net cash from investing
            activities.....................   (6,446)   (33,567)   (18,067)    (18,535)     (3,869)
                                             -------    -------    -------    --------    --------
FINANCING ACTIVITIES:
  Cash distributions paid..................  (13,610)   (15,546)   (13,201)     (6,355)    (12,575)
  Proceeds from long-term debt.............   25,368         --      3,512          --          --
  Repayments of long-term debt.............  (20,984)      (247)      (410)       (184)     (2,369)
  Net borrowings (repayments) under
     revolving credit facility.............   (9,000)    19,200      2,745      15,038     (17,466)
  Stock options exercised, net.............       --         --        225          --          --
                                             -------    -------    -------    --------    --------
          Net cash from financing
            activities.....................  (18,226)     3,407     (7,129)      8,499     (32,410)
                                             -------    -------    -------    --------    --------
NET CHANGE IN CASH.........................      820       (790)        75        (282)       (350)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD...................................      252      1,072        282         282         357
                                             -------    -------    -------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...................................  $ 1,072    $   282    $   357    $     --    $      7
                                             =======    =======    =======    ========    ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       STONERIDGE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                          THEN ENDED ARE UNAUDITED. )

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

1. ORGANIZATION AND NATURE OF BUSINESS:

     Effective January 1, 1994, Alphabet, Inc. (Alphabet) and Alphastac, Inc. (Alphastac) were merged into Stoneridge, Inc. (Stoneridge). Stoneridge (an Ohio corporation) was the surviving entity of the above merger transaction. Since Alphabet, Alphastac and Stoneridge shared common ownership, the merger of these entities was accounted for in a manner similar to a pooling of interest.

     The Company is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium and heavy duty truck, and agricultural vehicle markets and operates in one business segment. The Company and its consolidated subsidiaries sell products principally to customers located in North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Stoneridge and its majority-owned subsidiaries (collectively, the Company). All significant intercompany balances have been eliminated in consolidation.

     The accompanying consolidated balance sheet as of June 30, 1997, and the consolidated statements of operations, shareholders' equity and cash flows for the six month periods ended June 30, 1996 and 1997 are unaudited. In the opinion of management , such consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. The results of the six-month period ended June 30, 1997 are not necessarily indicative of results to be expected for the entire year.

     Unaudited pro forma balances reflect the termination of S Corporation status as discussed in Note 12.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates fair value.

ACCOUNTS RECEIVABLE

     Revenues are principally generated from the automotive, medium and heavy duty truck, and agricultural vehicle markets. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively low number of customers. In 1995, three customers accounted for approximately 36%, 13% and 11% of net sales, while the top 5 customers accounted for 72% of net sales. The same three customers accounted for approximately 39%, 18% and 10% of the Company's 1996 net sales, and its top five customers accounted for approximately 76% of its 1996 net sales. Accounts receivable from the Company's five largest customers aggregated approximately $39,713 and $38,383 at December 31, 1995 and 1996, respectively.

     A division of General Motors has notified the Company that it is discontinuing all outsourcing of its wire harness requirements under contract manufacturing arrangements. The Company believes that by 1999, the General Motors division will produce in-house substantially all of its wire harnesses requirements previously supplied by the Company, although no assurance can be given that such sales by the Company will not end at an earlier date. In 1996, the Company's sales under this arrangement totaled approximately $105.6 million and

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

contributed approximately $7.2 million in operating income. There can be no assurance that the Company will be able to offset reductions in its sales and operating profits resulting from the reduction in sales to the General Motors division.

INVENTORIES

     Inventories are valued at the lower of cost or market, determined by using the last-in, first-out (LIFO) method of inventory accounting. Inventory cost includes material, labor and overhead and consists of the following:

                                                   DECEMBER 31,
                                                -------------------     JUNE 30,
                                                 1995        1996         1997
                                                -------     -------     --------
                 Raw materials................  $17,738     $17,983     $ 19,529
                 Work in progress.............    4,107       6,063        4,670
                 Finished goods...............    6,684       8,224        9,196
                 Less-LIFO reserve............   (2,101)     (2,112)      (2,260)
                                                -------     -------      -------
                   Total......................  $26,428     $30,158     $ 31,135
                                                =======     =======      =======

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and consist of the following:

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1995        1996         1997
                                                            -------     -------     --------
     Land and land improvements...........................  $ 4,876     $ 3,724     $  3,724
     Buildings and improvements...........................   32,058      27,718       28,545
     Machinery and equipment..............................   29,987      32,947       37,115
     Office furniture and fixtures........................    6,717       8,270        7,853
     Tooling..............................................   11,123      13,630       14,577
     Vehicles.............................................    3,109       3,911        3,950
     Leasehold improvements...............................      743       1,416        1,015
                                                            -------     -------      -------
                                                             88,613      91,616       96,779
     Less-Accumulated depreciation and amortization.......   33,846      36,416       41,058
                                                            -------     -------      -------
                                                            $54,767     $55,200     $ 55,721
                                                            =======     =======      =======

     Depreciation is provided by both the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $6,338, $7,284 and $8,686, and
for the six months ended June 30, 1996 and 1997, $4,624 and $5,477, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements...........   10-40 years
Machinery and equipment..............    5-10 years
Office furniture and fixtures........    3-10 years
Tooling..............................     2-5 years
Vehicles.............................     3-5 years
Leasehold improvements...............       8 years

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

     Maintenance and repair expenditures which are not considered betterments and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.

GOODWILL


     The primary component of goodwill and other intangible assets, net of accumulated amortization in the accompanying consolidated balance sheets represents the excess of the purchase price paid over the fair market value of acquired assets and assumed liabilities. Goodwill is being amortized over 40 years on a straight-line basis. Amortization expense totaled approximately $532, $695 and $1,180 in 1994, 1995 and 1996, and $470 and $572 for the six-month periods ended June 30, 1996 and 1997, respectively. Accumulated amortization as of December 31, 1995 and 1996 was $4,294 and $5,474, respectively, and $6,046 as of June 30, 1997. The Company regularly evaluates its accounting for goodwill. Impairment of goodwill would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of the amount of impairment will be based on appraisal, market value of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.


ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of the following:

                                                            DECEMBER 31,
                                                         ------------------    JUNE 30,
                                                          1995       1996        1997
                                                         -------    -------    --------
          Compensation related obligations.............  $ 8,339    $ 9,402    $  9,012
          Insurance related obligations................    1,785      2,329       3,275
          Other........................................    5,925      5,501      11,239
                                                         -------    -------     -------
                                                         $16,049    $17,232    $ 23,526
                                                         =======    =======     =======

INCOME TAXES

     The Company is an S Corporation for income tax purposes. Accordingly, the Company's profits are taxed directly to its shareholders for federal income tax and certain state income tax purposes. Certain state taxes, as well as local income taxes, are paid directly by the Company. State and local income taxes paid for the years ended December 31, 1994, 1995 and 1996 were approximately $164, $922 and $383, respectively, and $418 and $399 for the six-month periods ended June 30, 1996 and 1997, respectively.

     Alphastac, which was merged into the Company on January 1, 1994, was previously taxed as a C Corporation. As a result of the merger, Alphastac's premerger deferred federal income tax liabilities of $1,455 were reversed to income as a tax benefit from the elimination of deferred federal income taxes and included in the Company's December 31, 1994 consolidated statement of income.

     As a result of the public offering discussed in Note 11, the Company will terminate its S Corporation status. Accordingly, the Company will be subject to federal and state income taxes as a C Corporation. On a pro forma basis as of June 30, 1997, upon conversion to a C Corporation, deferred income tax assets and deferred income tax liabilities of approximately $4,357 and $6,468, respectively, will be recorded with an

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

offsetting charge to net income. Such amounts have been determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

     Translation adjustments of the Company's foreign subsidiaries whose functional currency is U.S. dollars and transaction gains and losses are included in the accompanying consolidated statements of income for all periods presented. All translation and transaction activity was insignificant in 1994, 1995, 1996 and through June 30, 1997.

REVENUE RECOGNITION

     The Company recognizes revenues from the sale of products at the point of passage of title, which is generally at the time of shipment.

PRODUCT DEVELOPMENT EXPENSES

     Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. The costs amounted to $5,997, $6,664 and $9,263 in 1994, 1995, and 1996 and $5,499 and $6,011 for the
six-month periods ended June 30, 1996 and 1997, respectively.

INCOME PER SHARE

     Except for pro forma disclosures, income per share for all periods presented has been omitted as the presentation of such information is not meaningful.

RECLASSIFICATIONS

     Certain amounts in the prior periods' consolidated financial statements have been reclassified to conform to the current period's presentation.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

     Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit facility, long-term debt, and interest rate swap agreements. The book value of cash and cash equivalents, accounts receivable and payables are considered to be representative of fair value because of the short maturity of these instruments. The fair values of borrowings under the revolving credit facility and long-term debt are based on rates available to the Company for debt with comparable terms and maturities.

     The interest rate swap agreements convert floating rate debt under the Company's revolving credit facility to fixed rate debt. The difference between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

liabilities, including certain self-insured risks and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

ACCOUNTING STANDARDS

     The Company adopted Statement of Financial Accounting Standard No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996. SFAS 121 requires long-lived assets and certain identifiable intangible assets to be reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not effect the Company's financial statements. Management periodically reviews the realizability of long-lived assets of the Company in accordance with SFAS 121.

3. ASSETS PURCHASED THROUGH ACQUISITION:

     On November 1, 1995, the Company acquired the ongoing actuator business, and the related machinery and equipment, intellectual property rights and purchase contracts from Kelsey-Hayes. The Company also entered into a certain transition services agreement with the seller in conjunction with this acquisition. In connection with the transition services agreement, the seller provided certain services during the period November 1995 through October 1996 for cash consideration of $5,200. The Company recorded $946 and $4,254 of expense in 1995 and 1996, respectively, relative to the transition services agreement. The acquisition was accounted for as a purchase and the excess of the cost over the fair value of the assets acquired, totaling approximately $14,000, was reflected as goodwill in the accompanying consolidated balance sheet. Total consideration paid by the Company with respect to this acquisition including payments under the transition services agreement was approximately $24,000.

4. INVESTMENT:

     In 1996, the Company purchased 45% of the outstanding common stock of Berifors AB (Berifors), a Sweden-based manufacturer of electronic display panels and instrumentation for the European truck and commercial vehicle markets, for approximately $8,834. The investment was accounted for under the equity method of accounting. The excess of the amount paid over the book value of the assets acquired, totaling $7,200, is being amortized over 40 years on a straight-line basis. Amortization expense was $100 in 1996 and $24 and $89 for the six months ended June 30, 1996 and 1997, respectively.

5. LONG-TERM DEBT:

     The Company had an $80,000 credit facility with a bank group. The credit facility was to expire on June 30, 2001 and required a commitment fee of 1/4% on the unused balance. Interest was payable quarterly at the Company's option of either (i) the prime rate or (ii) LIBOR plus a margin of 1% to 1.5%, depending upon the Company's fixed charge coverage ratio, as defined. Credit facility borrowings were supported by individual notes with maturities of three months or less.

     On September 15, 1997, the Company entered into a new credit agreement. The new credit facility has a $125,000 borrowing limit. The credit facility expires on June 30, 2002 and requires a commitment fee of 1/10% to 1/4% on the unused balance. Interest is payable quarterly at the Company's option at either (i) the prime

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

rate or (ii) LIBOR plus a margin of 0.75% to 2.0%, depending upon the Company's fixed charge coverage ratio, as defined.

     The Company has entered into a $25,000 interest rate swap agreement with a member of the bank group whereby its contractual interest rate was swapped through February 1999 for a fixed rate of 5.795% plus a margin of 1% to 1.5%, depending upon the Company's fixed charge coverage ratio, as defined. The notional amount under the swap agreement remains at $25,000 through maturity. Additionally, the Company has entered into a separate $20,000 interest rate swap agreement with a member of the bank group whereby its contractual interest rate was swapped through August 1999 for a fixed rate of 6.28% plus a margin of 1% to 1.5%, depending upon the Company's fixed charge coverage ratio, as defined, provided the LIBOR rate is less than 7.50%. This swap agreement is ineffective when the LIBOR rate is equal to or greater that 7.50%. The notional amount under the swap agreement remains at $20,000 through maturity. The Company is exposed to credit loss under the swap agreements in the event of nonperformance by the bank. As of December 31, 1996, the Company would have paid approximately $257 to the bank had it elected to terminate these interest rate swap agreements.

     The weighted average interest rate in effect for the years ended December 31, 1994, 1995 and 1996 was approximately 7.2%, 7.0% and 7.4%, respectively, including the effects of the interest rate swap agreements.

     The credit facility is secured by the Company's accounts receivable, inventories, equipment and real estate.

     Long-term debt consists of the following:

                                                               DECEMBER 31,          JUNE
                                                            -------------------       30,
                                                             1995        1996        1997
                                                            -------     -------     -------
     Borrowings under credit facility.....................  $45,200     $47,945     $30,181
     Note payable to financing company, repaid in full in
       February 1997......................................    2,781       2,580          --
     Note payable to financing company, collateralized by
       specific property, plant and equipment, due in
       monthly installments of $37, including variable
       rate interest based annually on the yield of
       two-year Treasury securities, constant maturity of
       United States Government plus 2.15% with a balloon
       payment of $1,087, maturing in April 2006..........       --       3,415       3,314
     Other................................................      329         217         814
                                                            -------     -------     -------
                                                             48,310      54,157      34,309

     Less-Current maturities..............................      311       3,001         200
                                                            -------     -------     -------
                                                            $47,999     $51,156     $34,109
                                                            =======     =======     =======

     The credit facility contains various covenants which require, among other things, the maintenance of several financial ratios and minimum net worth levels while restricting capital expenditures and shareholder distributions. The Company was in compliance with these covenants at December 31, 1996 and June 30, 1997.

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

     Future maturities of long-term debt as of December 31, 1996 are as follows:

                 1997..............................................  $  3,001
                 1998..............................................       287
                 1999..............................................       208
                 2000..............................................       225
                 2001..............................................       121
                 Thereafter........................................    50,315
                                                                      -------
                                                                     $ 54,157
                                                                      =======

     Interest paid for the years ended December 31, 1994, 1995 and 1996 was approximately $2,072, $1,892 and $3,844, respectively, and $1,865 and $1,808 for the periods ending June 30, 1996 and 1997, respectively.

6. OPERATING LEASE COMMITMENTS:

     The Company leases equipment, vehicles and a building from third parties under operating lease agreements.

     The Company also leases some of its facilities from certain related parties. The leases are accounted for as operating leases and are for various terms ranging from three to 20 years with additional renewal options. The Company is generally responsible for repairs and maintenance, taxes and insurance.

     For the years ended December 31, 1994, 1995 and 1996, lease expense totaled $1,562, $1,683 and $2,255, respectively, and $1,128 and $1,179 for the six months ended June 30, 1996 and 1997, respectively, under these agreements.

     Future minimum operating lease commitments at December 31, 1996, are as follows:

                                                     THIRD PARTY    RELATED PARTY
                                                     -----------    -------------
                    1997...........................    $ 1,098          $ 571
                    1998...........................        562            577
                    1999...........................        164            584
                    2000...........................         90            590
                    2001...........................          6            486
                    Thereafter.....................         --            883

7. STOCK OPTION PLANS AND STOCK RESTRICTIONS:

     In March 1995, the Company granted 651 options to key executives to purchase Class B nonvoting common shares at $671 per share. The options were vested upon grant and all 651 options were exercised.

     In June 1996, the Company granted an additional 1,000 options to directors and 2,150 options to key executives to purchase Class B nonvoting common shares at $798 per share. The options granted to directors were vested upon grant. The options granted to key executives vest ratably over two years. The Company recorded compensation expense of $450 for the year ended December 31, 1996, and $175 for the six months

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

ended June 30, 1997, in the accompanying consolidated financial statements relative to these options. As of June 30, 1997, all 3,150 stock options were outstanding. After considering the effect of the recapitalization discussed in
Note 11, the exercise of the stock options resulted in the option holders acquiring 438,119 Common Shares.

     Transfers of all options or shares issued under this agreement are restricted and subject to rights of first refusal by the Company.

8. EMPLOYEE BENEFIT PLANS:

     The Company has a defined contribution profit sharing plan covering substantially all of the employees. Company contributions are discretionary; however, a portion of these contributions are based upon a percentage of employee compensation, as defined in the plan. The Company's policy is to fund all profit sharing costs accrued. There are no unfunded prior service costs. For the years ended December 31, 1994, 1995 and 1996 contributions amounted to $1,512, $1,538 and $1,356, respectively. For the six months ended June 30, 1996 and 1997, contributions amounted to $678 and $486, respectively.

     Additionally, the Company has a defined contribution profit sharing retirement plan, which covers certain other employees. The plan includes the provisions of a Section 401(k) plan and allows employees to contribute up to 14% of their eligible compensation. Company contributions are determined by the Board of Directors; however the Company must match 50% of the participating employees' contributions up to a maximum of 3% of their eligible compensation. For the years ended December 31, 1994, 1995 and 1996 the Company's contributions amounted to $800, $950 and $1,125, respectively, and for the six-month periods ended June 30, 1996 and 1997, amounted to $563 and $928, respectively.

     The Company does not provide any material retirement, postretirement or postemployment benefits to its employees.

9. RELATED PARTY TRANSACTIONS:

     In 1996, the Company sold a building to an affiliated entity for $2,200. The excess of the sales price over the carrying value of the building was $562 and was recorded as a capital contribution. During 1996, prior to the sale of this building, the Company received approximately $235 in lease payments and recognized related depreciation and interest expense totaling approximately $108. In 1994 and 1995, the Company recognized lease revenue of $278 and depreciation and interest expense of $207 and $194, respectively. Prior to September 15, 1997, the Company was the guarantor of a $2,200 loan to this affiliated entity which was used to fund the building purchase.

     Prior to September 15, 1997, the Company was the guarantor on a $500 standby letter of credit for a related party loan; however, there were no balances outstanding on this loan as of December 31, 1996 and June 30, 1997.

     The Company provides management services to a related company in the amount of $300 annually and also pays the salary of a certain key employee, amounting to $178, $182 and $180 in 1994, 1995 and 1996, respectively. Beginning on September 1, 1997, the salary payments were paid by the related company and the management fee was reduced to $60 annually.

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)


     In connection with a split dollar arrangement, the Company has an interest in and pays the policy premiums on an insurance policy for D.M. Draime and C.M. Draime, D.M. Draime's wife. As of December 31, 1996, the Company had recorded a receivable of $663 for premiums paid on this policy. In the event of the death of Mr. Draime and Mrs. Draime, a family trust, will receive the full amount of the life insurance policy less the aggregate amount of premiums paid which will be reimbursed to the Company. Upon or prior to the completion of the Offering, the Company will be $663 reimbursed for the premiums paid on this policy by or on behalf of Mr. Draime.


10. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and payables are considered to be representative of fair value because of the short maturity of these instruments. In management's opinion, the estimated fair value of the Company's long-term debt approximates book value as under the terms of the borrowings arrangements, a significant portion of the obligations are subject to fluctuating market rates of interest.

     Off-balance sheet derivative financial instruments as of December 31, 1995 and 1996, held for purposes other than trading, include two swap agreements which mature during 1999. The notional amounts and fair values of the swap agreements are as follows:

                                                       DECEMBER 31,
                                                    ------------------    JUNE 30,
                                                     1995       1996        1997
                                                    -------    -------    ---------
               Notional Amount....................  $25,000    $45,000     $45,000
               Fair Value.........................      (26)      (257)         98

11. PUBLIC OFFERING OF COMMON SHARES:

     The Company intends to file a Registration Statement relating to the initial public offering of its common shares (the Offering). The net proceeds from the issuance and sale of common shares will be used to fund the payment to the pre-offering shareholders of approximately $83,000 as an S Corporation distribution (S Corporation Distribution) and for the partial repayment of debt. Certain officers and employees will reinvest at least $6,500 of their distribution (Management Reinvestment). As a result of the Offering, the S Corporation status will terminate and the Company will be responsible for the corporate income taxes on its earnings from that date forward.

     In connection with the Company's proposed Offering, the Company intends to amend its Articles of Incorporation to change the authorized share capital of the Company from 37,724 shares of Class A Common, voting, without par value, and 87,276 shares of Class B Common, non-voting, without par value, to 60,000,000 Common Shares, without par value (the Common Shares), and 5,000,000 shares of voting preferred shares, without par value. In addition, the amended Articles of Incorporation will provide that each Class A Common Share and Class B Common Share will automatically become 139.0856 Common Shares. All applicable share and per share data have been adjusted accordingly.

     Acquisition: The Company expects to acquire, through a share exchange, the remaining 55% of the outstanding stock of Berifors which it does not own for an aggregate of 757,063 Common Shares. The Company expects to issue 704,563 Common Shares in exchange for 51% of the outstanding stock of Berifors

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

concurrent with the completion of the Offering. The Company will have an option to acquire the remaining 4% of the outstanding stock of Berifors through the issuance of 52,500 Common Shares.

     Tax Indemnification: The Company and its shareholders expect to enter into a tax indemnification agreement relating to their respective tax liabilities. The agreement is expected to provide, among other things, for (i) the indemnification by the Company of the shareholders against all losses, liabilities, interest, penalties, and attorneys' and accountants' fees resulting from any additional federal or state income taxes imposed upon shareholders as a result of the change in S Corporation income of the Company for any period in which the Company was treated for federal and certain state income tax purposes as an S Corporation (the S Corporation Periods); and (ii) indemnification of the Company by the shareholders against certain liabilities and losses with respect to federal and state income taxes, including interest, penalties and attorneys' and accountants' fees resulting from any decrease in such shareholders' S Corporation income from the Company during the S Corporation Periods.

     Long-Term Incentive Plan: Grants of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights, share appreciation rights in tandem with options, other share-based awards, or any combination thereof, may be made under the plan to officers and key employees who are responsible for or contribute to the management, growth or profitability of the business of the Company and its affiliates. The Stock Option Committee of the Board of Directors will administer the plan and determine the type, amount and timing of grants and awards. The Company has reserved 1,000,000 Common Shares for issuance under the plan. No participant in the plan may be granted stock options or other share awards in any calendar year for more than 300,000 shares. The share limitations, shares reserved and the terms of outstanding awards will be adjusted, as the Stock Option Committee deems appropriate, in the event of a share dividend, split or other change in the corporate structure of the Company affecting the shares.

     The plan provides for vesting, exercise or forfeiture of rights granted under the plan on death, disability, termination of employment or a change of control. The Board of Directors may modify, suspend or terminate the plan as long as it does not impair the rights thereunder of any participant.

     In connection with the Offering, the Company expects to grant options to purchase 500,000 Common Shares with an exercise price equal to the initial public offering price to officers and other management employees. The options will vest two years after date of grant.

12. UNAUDITED PRO FORMA INFORMATION:

     The unaudited pro forma balance sheet data presented assumes on June 30, 1997, (i) an $83,000 S Corporation Distribution, (ii) a $6,500 Management Reinvestment, (iii) repayment of $2,514 of the credit facility with the proceeds from the exercise of 438,119 stock options, and (iv) termination of the Company's S Corporation status, and in connection therewith, reinstatement of $6,468 of deferred income tax liabilities, and $4,357 of deferred income tax assets.

     The unaudited pro forma net income for the year ended December 31, 1996 and for the six months ended June 30, 1997 assumes that the Company is subject to income taxes as a C Corporation.

     Unaudited pro forma net income per share has been calculated by dividing pro forma net income by the weighted average number of Common Shares outstanding (13,964,448), the number of Common Shares to be issued in connection with the Offering (5,850,000), the number of Common Shares issued in connection with the exercise of stock options (438,119), the number of Common Shares to be issued in connection with

                       STONERIDGE, INC. AND SUBSIDIARIES

   (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1996 AND 1997 AND FOR THE PERIODS
                           THEN ENDED ARE UNAUDITED.)

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

the Management Reinvestment (435,657), and the number of Common Shares that the Company would have had to issue 4,781,250 to pay the S Corporation Distribution.

13. COMMITMENTS AND CONTINGENCIES:

     In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

14. SUBSEQUENT EVENTS:

     On July 25, 1997, the Company entered into a letter of intent to acquire 50% of the stock of a Brazilian electronic components business which specializes in vehicle security devices. The aggregate purchase price in the letter of intent is approximately $17,000. The acquisition is subject to certain contingencies, including the Company's satisfactory completion of business, legal, accounting and environmental due diligence reviews, negotiation of a definitive agreement and approval of the transaction by the Company's Board of Directors. The acquisition will be financed through borrowings under the credit facility discussed in Note 5.

     On August 25, 1997, the Company entered into two joint venture agreements and a cooperation agreement with a Swedish manufacturer of power distribution systems. Pursuant to the terms of the agreements, during the fourth quarter of 1997, the Company expects to pay approximately $2,400 for a 60% interest in a Brazilian joint venture and $1,100 for a 40% interest in a European joint venture. The joint ventures will establish production facilities in Brazil and Europe for the purpose of manufacturing and selling power distribution systems in South America and Europe, respectively. In addition, the joint ventures will pursue sales and marketing efforts for other products and services of the joint venture partners to the extent practicable. The Company will finance its investments in the joint ventures through borrowings under the credit facility discussed in Note 5.

                       STONERIDGE, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                               BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                               BEGINNING    COSTS AND      OTHER                     END OF
                                               OF PERIOD     EXPENSES     ACCOUNTS    WRITE-OFFS     PERIOD
                                               ----------   ----------   ----------   ----------   ----------
Allowance for doubtful accounts:
  Year ended December 31, 1994                     173            7           --            7          173
  Year ended December 31, 1995                     173          325           --           45          453
  Year ended December 31, 1996                     453           43           --          231          265

     The inside back cover page of the Company's Prospectus contains a picture in the center of the page of a globe (broken in two parts in order to illustrate the entire planet). Above the picture is the Company's logo and the word "Stoneridge." The map is marked with dots to indicate the approximate location of the Company's facilities. Beneath the picture of the globe are the words "Stoneridge Locations, Corporate Headquarters -- Warren, Ohio." Further beneath is the listing of the Company's locations as follows -- North American
Locations -- Arlington Heights, IL, Portland, IN, Canton, MA, Boston, MA, Southfield, MI, Mebane, NC, Cortland, OH, Kent, OH, Orwell, OH, Warren, OH, El Paso, TX, Chihuahua, Mexico, Juarez, Mexico -- South American Locations -- Sao Paulo, Brazil -- European Locations -- Eschborn, Germany and BERIFORS AB Bromma, Sweden, Munich, Germany, Oreboro, Sweden and Stuttgart, Germany.

                                   Stoneridge

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                        [COMPANY OFFERING PROSPECTUS COVER PAGE]

PROSPECTUS (Subject to Completion)

Issued October 1, 1997


                                 435,657 Shares

                                STONERIDGE, INC.
                                 COMMON SHARES

                               ------------------

             OFFERING TO CERTAIN DIRECTORS, EXECUTIVE OFFICERS AND
                      MANAGEMENT EMPLOYEES OF THE COMPANY

The Shares are being offered directly by the Company. Common Shares sold pursuant to this offering will be issued by the Company and will not be underwritten or subject to the arrangements described herein under "Underwriters." Accordingly, the information in the Prospectus relating to the Company's initial public offering on the Cover Page is not applicable. The price paid per share in this offering will be the initial public offering price paid per share, less underwriting discounts and commissions. This offering is conditioned upon the completion of the Company's initial public offering and is expected to be consummated concurrently with such initial public offering.

                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                               PRICE $   A SHARE

                            ------------------------

               , 1997

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                                           [INTERNATIONAL PROSPECTUS COVER PAGE]

PROSPECTUS (Subject to Completion)

Issued October 1, 1997


                                5,850,000 Shares

                                STONERIDGE, INC.
                                 COMMON SHARES
                               ------------------

   All of the 5,850,000 Common Shares offered hereby are being offered by the Company. Of the 5,850,000 Common Shares being offered, 1,170,000 shares are being offered initially outside the United States and Canada by the International Underwriters and 4,680,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. Prior to the Offering there has been no public market for the Common Shares of the Company. Between approximately $81,000,000 and $85,000,000 of the net proceeds of the Offering will be used to make a distribution of previously taxed but undistributed earnings to the Company's pre-Offering shareholders. See "S Corporation Distribution and Management Reinvestment." It is currently anticipated that the initial public offering price per Common Share will be between $15 and $17. See
 "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

In addition to the 5,850,000 Common Shares being offered hereby, 435,657 Common Shares are being offered directly by the Company concurrently herewith to certain directors, executive officers and other management employees of the Company. See "S Corporation Distribution and Management Reinvestment."
     Upon completion of the Offering, the Company's executive officers, directors and their families will collectively own approximately 68%
      of the outstanding Common Shares of the Company. Consequently, these persons will be able to determine the outcome of any matter subject to a vote of the Company's shareholders, including the election of directors.
                            ------------------------

THE COMMON SHARES HAVE BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL "SRI."
                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                               PRICE $   A SHARE
                            ------------------------

                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                             PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                       ------------------    ------------------    ------------------
Per Share..........................            $                     $                     $
Total(3)...........................            $                     $                     $

---------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company, estimated at $1,200,000.

    (3) The Company has granted the U.S. Underwriters an option exercisable within 30 days of the date hereof, to purchase up to an aggregate of 877,500 additional Common Shares at the price to public, less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
        and proceeds to Company will be $        , $        , and $        ,
        respectively. See "Underwriters."
                               ------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that
delivery of the Common Shares will be made on or about October   , 1997 at the
offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                               ------------------

MORGAN STANLEY DEAN WITTER                          DONALDSON, LUFKIN & JENRETTE
                                                       Securities Corporation
               , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, NASD filing fee and NYSE filing fee, all amounts are estimates.

     SEC registration fee.................................................    $   37,576
     NASD filing fee......................................................        12,900
     NYSE filing fee......................................................       151,000
     Accounting fees and expenses.........................................       150,000
     Legal fees and expenses..............................................       400,000
     Blue Sky fees and expenses (including counsel fees)..................        10,000
     Printing and engraving expenses......................................       350,000
     Transfer agent's and registrar's fees and expenses...................        25,000
     Miscellaneous expenses...............................................        63,524
                                                                                 -------
               TOTAL......................................................    $1,200,000
                                                                                 =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Ohio Revised Code (the "Code") authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     The Registrant's Code of Regulations provides for the indemnification of directors and officers of the Registrant to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Registrant, for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification. The Code of Regulations authorizes the Registrant to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Registrant against any liability asserted against them in such capacity or arising out of their status as such, whether or not the Registrant would have power to indemnify such officer, employee or agent against such liability under the provisions of the Code of Regulations of the Registrant.

     The Registrant maintains a directors' and officers' insurance policy which insures the officers and directors of the Registrant from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Registrant.

     Reference is made to Section 8 of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1, for information concerning indemnification arrangements among the Registrant and the Underwriters.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Within the past three years, in connection with the exercise of options granted to its senior officers and directors, the Registrant, relying on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, has issued Class B Common Shares (after giving effect to the recapitalization described in "Description of Capital Shares") to the following individuals on or about the following dates and for the following aggregate cash exercise prices in connection with previously granted options:

                                                                                            AGGREGATE
                         INDIVIDUAL                            DATE           SHARES      EXERCISE PRICE
     --------------------------------------------------   ---------------     ------      --------------
     Kevin P. Bagby....................................   August 7, 1997      34,771         $199,500
     Michael Bagby.....................................   August 7, 1997      13,908           79,800
     Thomas Beaver.....................................   August 7, 1997      34,771          199,500
     Richard Cheney....................................   August 7, 1997      34,771          199,500
     Avery Cohen.......................................   August 7, 1997      34,771          199,500
     Chia Day..........................................   August 7, 1997      34,771          199,500
     Richard Emerine...................................   August 7, 1997      13,908           79,800
     Sheldon Epstein...................................   August 7, 1997      34,771          199,500
     David Gargas......................................   August 7, 1997      13,908           79,800
     Howard Goldberg...................................   August 7, 1997      34,771          199,500
     William Haushalter................................   August 7, 1997      34,771          199,500
     William Hull......................................   August 7, 1997      13,908           79,800
     Earl Linehan......................................   August 7, 1997      34,771          199,500
     Mark Oakes........................................   August 7, 1997      34,771          199,500
     Edward F. Mosel...................................   June 30, 1996       21,001          101,321
     David Thomas......................................   June 30, 1996       69,542          335,500

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS -- The following is a list of exhibits in this Registration Statement.


EXHIBIT
  NO.                                            DESCRIPTION
-------   -----------------------------------------------------------------------------------------
 1.1*     Proposed Form of Underwriting Agreement.
 3.1*     Proposed Form of Second Amended and Restated Articles of Incorporation of the Company.
 3.2*     Proposed Form of Amended and Restated Code of Regulations of the Company.
 4.1      Specimen Temporary Share Certificate.
 5.1*     Opinion of Baker & Hostetler LLP regarding the legality of the Common Shares being registered.
10.1*     Long-Term Incentive Plan.
10.2*     Lease dated October 1, 1993 between D.M. Draime and Alphabet, Inc. (the Company's predecessor) with respect to the Company's Greenwood, North Carolina facility.
10.3*     Lease Agreement between Industrial Development Associates and the Alphabet Division, with respect to the Company's Mebane, North Carolina facility.
10.4*     Lease Agreement between Hunters Square, Inc. and Alphabet, Inc., with respect to the
          Company's division headquarters for the Alphabet Division.
10.5*     Contract Manufacturing Agreement dated January 3, 1993 with a division of General Motors.
10.6**    Share Exchange Agreement relating to the Berifors Acquisition.
10.7*     Joint Venture and Shareholders' Agreements and Cooperation Agreement with Connecto AB.
10.8*     Credit Agreement, among Stoneridge, Inc. and PNC Bank, National Association, Star Bank,
          National Association and National City Bank, and National City Bank, Agent, dated
          September 15, 1997.
10.9*     Agreement with DAV (Labinal) dated June 9, 1994.
10.10     Proposed Form of Tax Indemnification Agreement.
23.1*     Consent of Baker & Hostetler LLP (contained in Exhibit 5.1).
23.2      Consent of Arthur Andersen LLP.
24.1*     Powers of Attorney (contained in the signature pages).
27.1*     Financial Data Schedule for six-months ended June 30, 1997.
27.2*     Financial Data Schedule for six-months ended June 30, 1996.
27.3*     Financial Data Schedule for the year ended December 31, 1996.
27.4*     Financial Data Schedule for the year ended December 31, 1995.
27.5*     Financial Data Schedule for the year ended December 31, 1994.


---------------

 * Previously filed

** To be filed by Amendment

(b) FINANCIAL STATEMENT SCHEDULE

     Schedule II -- Valuation of Qualifying Accounts is located at page F-17.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cleveland, State of Ohio, on the 1st day of October, 1997.


                                          STONERIDGE, INC.

                                          By: /s/ KEVIN P. BAGBY
                                            ------------------------------------
                                                Kevin P. Bagby,
                                                Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 1st day of October, 1997.


                  SIGNATURE                                     TITLE
---------------------------------------------   --------------------------------------


CLOYD J. ABRUZZO*                               President, Chief Executive Officer,
---------------------------------------------   Assistant Secretary and Director
Cloyd J. Abruzzo                                (principal executive officer)

/s/ KEVIN P. BAGBY                              Chief Financial Officer and Treasurer
---------------------------------------------   (principal financial officer and
Kevin P. Bagby                                  principal accounting officer)

D.M. DRAIME*                                    Director
---------------------------------------------
D.M. Draime

RICHARD E. CHENEY*                              Director
---------------------------------------------
Richard E. Cheney

AVERY S. COHEN*                                 Director
---------------------------------------------
Avery S. Cohen

SHELDON J. EPSTEIN*                             Director
---------------------------------------------
Sheldon J. Epstein

EARL L. LINEHAN*                                Director
---------------------------------------------
Earl L. Linehan

* By: /s/ KEVIN P. BAGBY
     ----------------------------------------------
     Kevin P. Bagby, Attorney-in-fact